The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-71348

                  SUBJECT TO COMPLETION, DATED AUGUST 2, 2002

PROSPECTUS SUPPLEMENT

(To the Prospectus dated December 13, 2001)
--------------------------------------------------------------------------------

$225,000,000

[NEWFIELD LOGO]

NEWFIELD EXPLORATION COMPANY

   % Senior Subordinated Notes due 2012
--------------------------------------------------------------------------------

COMPANY
+ We are an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties.

+ Our areas of operation include the Gulf of Mexico, the U.S. onshore Gulf Coast, the Anadarko and Permian Basins, offshore northwest Australia and the Bohai Bay, offshore China.

+  We recently agreed to acquire EEX Corporation.

NOTES
+  We are offering $225,000,000 aggregate principal amount of our   % senior
   subordinated notes due August   , 2012.

+  We will pay interest on the notes semi-annually in arrears on February   and
   August   of each year, beginning February   , 2003.

+  We may redeem some or all of the notes at any time on or after August   ,
   2007 at the redemption prices set forth in this prospectus supplement, plus accrued and unpaid interest. Prior to that time, we may redeem all of the notes at a make-whole redemption price. In addition, we may redeem up to 35%
   of the notes prior to August   , 2005 with the net cash proceeds from certain
   equity offerings.

+ The notes will be subject to special mandatory redemption if we do not acquire EEX.

+ The notes will be unsecured and subordinated to our senior and secured obligations and senior to any subordinated indebtedness.

+  We do not plan to list the notes on any securities exchange.

BEFORE BUYING ANY NOTES, YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR NOTES BEGINNING ON PAGE S-13 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER NOTE                 TOTAL
----------------------------------------------------------------------------------------------
Price to public                                                       %               $
----------------------------------------------------------------------------------------------
Underwriting discount                                                 %               $
----------------------------------------------------------------------------------------------
Proceeds to Newfield (before expenses)                                %               $
----------------------------------------------------------------------------------------------

The notes will be ready for delivery in book-entry form only through The
Depository Trust Company on or about August   , 2002.
                          Joint Book-Running Managers

UBS Warburg                                                             JPMorgan
                             ---------------------
Wachovia Securities
                     BNY Capital Markets, Inc.
                                        Credit Lyonnais Securities
                                                      Fleet Securities, Inc.
           The date of this prospectus supplement is August   , 2002.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                  PAGE
                                                  ----
                PROSPECTUS SUPPLEMENT
Oil and gas terms used in this prospectus
  supplement....................................   S-2
Prospectus supplement summary...................   S-3
Risk factors....................................  S-13
Use of proceeds.................................  S-16
Ratios of earnings to fixed charges.............  S-16
Capitalization of Newfield......................  S-17
Newfield selected financial and other data......  S-18
EEX selected financial data.....................  S-22
Unaudited pro forma combined condensed financial
  information...................................  S-25
Difference in estimates of EEX proved
  reserves......................................  S-34
Description of existing indebtedness............  S-35
Description of the notes........................  S-38
Underwriting....................................  S-84
Legal matters...................................  S-86
Experts.........................................  S-86

                                                  PAGE
                                                  -----
                      PROSPECTUS
About This Prospectus...........................    1
Where You Can Find More Information.............    1
Forward-Looking Statements......................    2
About Our Company...............................    3
Risk Factors....................................    3
Use of Proceeds.................................    9
Ratios of Earnings to Fixed Charges.............    9
Description of Debt Securities..................    9
Description of Common Stock and Preferred
  Stock.........................................   23
Description of Depositary Shares................   28
Description of Securities Warrants..............   30
Description of Stock Purchase Contracts and
  Stock Purchase Units..........................   32
Plan of Distribution............................   32
Legal Matters...................................   33
Experts.........................................   33

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THOSE DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.
--------------------------------------------------------------------------------

Oil and gas terms used in this prospectus supplement:

when describing natural gas:                      Mcf               =     thousand cubic feet
                                                  MMcf              =     million cubic feet
                                                  Bcf               =     billion cubic feet

when describing oil:                              Bbl               =     barrel
                                                  MBbls             =     thousand barrels
                                                  MMBbls            =     million barrels
when describing natural gas and oil together:     1 barrel of oil   =     6 Mcf of gas equivalent
                                                  Mcfe              =     thousand cubic feet equivalent
                                                  MMcfe             =     million cubic feet equivalent
                                                  MMcfe/d           =     million cubic feet equivalent per day
                                                  Bcfe              =     billion cubic feet equivalent

present value = The estimated value of future gross revenues (estimated in accordance with the requirements of the SEC) to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, discounted using an annual discount rate of 10%.

proved developed reserves = Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

proved reserves = The estimated quantities of oil and gas that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions.

proved undeveloped reserves = Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

--------------------------------------------------------------------------------

Prospectus supplement summary

This document is in two parts. The first part is the prospectus supplement which describes our business and the specific terms of this offering. The second part is the prospectus which gives more general information, some of which may not apply to this offering. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should carefully read the entire prospectus supplement, the accompanying prospectus and the other documents incorporated by reference to understand fully the terms of the notes, as well as the other considerations that are important to you in making your investment decision. You should pay special attention to "Risk factors" beginning on page S-13 of this prospectus supplement and to "Risk factors" beginning on page 3 of the accompanying prospectus to determine whether an investment in the notes is appropriate for you. For purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates, references to "us," "we," "our" or "Newfield" are to Newfield Exploration Company and its subsidiaries. Unless otherwise noted, capitalized terms used in this prospectus supplement have the same meanings as used in the accompanying prospectus.

ABOUT NEWFIELD

We are an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties. Our company was founded in 1989 and we acquired our first property in 1990. Our initial focus area was the Gulf of Mexico. In the mid-1990s, we began to expand our operations to other select areas. Our areas of operation now also include the U.S. onshore Gulf Coast, the Anadarko and Permian Basins, offshore northwest Australia and the Bohai Bay, offshore China.

At year-end 2001, we had proved reserves of 936.4 Bcfe. Of those reserves,

+  77% were natural gas;

+  93% were proved developed;

+  58% were located in the Gulf of Mexico;

+  39% were located onshore in the U.S.; and

+  3% were located offshore Australia.

Our strategy is based on the following elements:

+  growing reserves through the drilling of a balanced portfolio;

+ balancing exploration with the acquisition and exploitation of proved properties;

+  focusing on select geographic areas;

+  controlling operations and costs;

+  using 3-D seismic data and other advanced technologies; and

+ attracting and retaining a high quality work-force through equity ownership and other performance-based incentives.

ACQUISITION OF EEX

On May 29, 2002, we announced our agreement to acquire EEX Corporation, an oil and gas exploration and production company with activities focused in Texas, Louisiana and the Gulf of Mexico. The transaction is valued at approximately $650 million, including the assumption of approximately $400 million of debt. We will issue approximately 7.1 million shares of our common stock in the transaction, or approximately 12.4% of our outstanding common stock on a fully diluted basis following the closing of the transaction.

The assets and operations of EEX are complementary to ours. EEX's onshore properties are located in our core South Texas focus area, and the acquisition will make us one of the largest independent producers in this area. The acquisition will also provide us with an increased balance between our onshore and offshore assets. In addition, EEX's acreage position and interests in undeveloped discoveries in the Gulf of Mexico will further our efforts to establish operations in the deepwater. We expect to reduce EEX's current general and administrative expense by as much as 50%.

On a pro forma basis giving effect to the acquisition of EEX and this offering:

+ our revenues would have been approximately $906.9 million and $188.6 million for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively;

+ our EBITDA would have been approximately $705.7 million and $131.9 million for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively;

+ our Adjusted EBITDA would have been approximately $683.6 million and $138.1 million for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively (we define Adjusted EBITDA as EBITDA plus non cash general and administrative expense and commodity derivative income (expense) associated with SFAS 133);

+ our ratio of Adjusted EBITDA to total interest expense would have been approximately 10.1x and 8.4x for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively; and

+ our debt, exclusive of $143.8 million of convertible trust preferred securities, as a percentage of book capitalization would have been approximately 42% as of March 31, 2002.

We will finance the repayment of EEX debt that will become due at the time of the acquisition, other EEX obligations and transaction costs with the net proceeds from this offering and borrowings under our existing revolving credit facility. Immediately following the completion of the acquisition, we expect to have approximately $100 million of remaining borrowing capacity under our credit facility and money market lines of credit. A description of our credit facility is included under "Description of existing indebtedness -- Revolving Credit Facility and Money Market Lines." At the time we agreed to acquire EEX, we obtained a commitment for a $325 million senior secured bridge facility. Upon completion of this offering, we will terminate this commitment.

The merger is subject to the approval of EEX's common shareholders and other conditions. All of EEX's preferred shareholders have signed an irrevocable proxy to vote their shares in favor of the merger. We expect the transaction to close in late September 2002.

The following table details the complementary nature of the assets and the significance of this acquisition to us.

                                                NEWFIELD AS OF            EEX AS OF
                                             DECEMBER 31, 2001    DECEMBER 31, 2001      COMBINED
-------------------------------------------------------------------------------------------------
Proved reserves (Bcfe):....................                936                  320(1)     1,256
  % Natural gas............................                 77%                  96%          82%
  % Proved developed.......................                 93%                  85%          91%
Net production (MMcfe/d):
  Gulf of Mexico...........................                327                   --          327
  Onshore U.S. ............................                147                  127          274
  International............................                 24                   --           24
                                             -----------------    -----------------      -------
          Total net production.............                498                  127          625
          % Production natural gas.........                 78%                  95%          82%
Gross acreage position:
  Gulf of Mexico
     Developed.............................            601,611               17,280      618,891
     Undeveloped...........................            148,712              364,007      512,719
     Shelf lease blocks....................                190                   36          226
     Deepwater lease blocks................                 --                   68           68
  U.S. Gulf Coast
     Developed.............................             57,229              114,748      171,977
     Undeveloped...........................             39,023              245,354      284,377
     Fee minerals..........................                 --               63,487       63,487
  Mid-Continent
     Developed.............................            145,141               12,123      157,264
     Undeveloped...........................            294,731                8,800      303,531
     Fee minerals..........................             69,970                   --       69,970

------------
(1) Represents our estimate of EEX proved reserves as of December 31, 2001. Our estimate reflects the disposition of EEX's international operations in the second quarter of 2002. Our estimate differs significantly from that of EEX as set forth in "EEX selected financial data" in this prospectus supplement. EEX disagrees with our estimates of EEX's proved reserves and believes that no adjustment is required with respect to its reported estimates of such reserves at December 31, 2001. See "Difference in estimates of EEX proved reserves."

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2002

On July 22, 2002, we announced our results for the second quarter of 2002. Revenues were $161.6 million, compared to revenues of $200.7 million for the second quarter of 2001. Total production for the second quarter of 2002 increased 4% to 47.8 Bcfe from 45.8 Bcfe for the second quarter of 2001. Net income for the second quarter of 2002 was $20.1 million, or $16.3 million after the effect of a non-cash charge. In the second quarter of 2001, net income was $53.0 million, or $56.7 million after the effect of a non-cash gain. EBITDA and Adjusted EBITDA for the second quarter of 2002 were $110.6 million and $117.3 million, respectively, compared to $165.3 million and $160.3 million, respectively, for the second quarter of 2001.

OUR EXECUTIVE OFFICES

Our company was incorporated in Delaware in 1988. The address of our principal executive offices is 363 N. Sam Houston Parkway E., Suite 2020, Houston, Texas 77060, and our telephone number is (281) 847-6000. We maintain a web site on the Internet at http://www.newfld.com. Information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer..............................     Newfield Exploration Company.

Securities offered..................     $225,000,000 principal amount of   %
                                         Senior Subordinated Notes due 2012.

Maturity Date.......................     August   , 2012.

Interest Payment Dates..............     February   and August   of each year,
                                         beginning on February   , 2003.

Ranking.............................     The notes will be unsecured senior
                                         subordinated debt. The notes will rank
                                         junior in right of payment to all of
                                         our present and future Senior
                                         Indebtedness (as defined in this
                                         prospectus supplement) and will rank
                                         senior to all of our future
                                         indebtedness that is expressly
                                         subordinated to the notes. The notes
                                         will effectively rank junior to the
                                         obligations of our subsidiaries.

                                         As of March 31, 2002, after giving
                                         effect to the adjustments described
                                         under "Capitalization of Newfield,"
                                         including this offering and the
                                         application of the net proceeds of this
                                         offering, we would have had
                                         approximately $576.5 million of Senior
                                         Indebtedness outstanding and our
                                         subsidiaries would have had
                                         approximately $226.0 million of
                                         liabilities (excluding intercompany
                                         liabilities and deferred revenue).

Subsidiary Guarantees...............     The notes initially will not be
                                         guaranteed by any of our subsidiaries.
                                         However, the indenture governing the
                                         notes provides that if any of our
                                         subsidiaries guarantees any of our
                                         indebtedness at any time in the future,
                                         then we will cause the notes to be
                                         guaranteed by such subsidiary on a
                                         senior subordinated basis.

Optional Redemption.................     The notes may be redeemed at any time
                                         on or after August   , 2007, at our
                                         option, in whole or in part, at the
                                         prices listed under "Description of the
                                         notes--Optional Redemption." Prior to
                                         that date, the notes may be redeemed at
                                         our option, in whole but not in part,
                                         at a make-whole price described under
                                         "Description of the notes--Optional
                                         Redemption." Before August   , 2005, we
                                         may redeem up to 35% of the original
                                         principal amount of the notes with the
                                         net cash proceeds of certain sales of
                                         our common stock at   % of the
                                         principal amount, plus accrued and
                                         unpaid interest to the date of
                                         redemption.

Special Mandatory Redemption........     Pending their use to finance the
                                         acquisition of EEX, the net proceeds of
                                         the notes (before expenses) will be
                                         placed in a restricted proceeds account
                                         to fund
                                         the special redemption described below.
                                         If the acquisition of EEX is not closed
                                         on or prior to December 31, 2002 or the
                                         merger agreement relating to the
                                         acquisition of EEX is terminated or
                                         abandoned earlier, the funds in the
                                         restricted proceeds account, together
                                         with additional funds we will provide,
                                         will be used to redeem all of the notes
                                         at a redemption price equal to 101% of
                                         their principal amount, plus accrued
                                         and unpaid interest to the date of
                                         redemption. Pursuant to the restricted
                                         proceeds agreement between us and
                                         Wachovia Bank, National Association, as
                                         escrow agent, the funds in the
                                         restricted proceeds account will be
                                         released to us to repay outstanding
                                         indebtedness of EEX upon receipt by the
                                         escrow agent of an officers'
                                         certificate that states that all
                                         necessary conditions to the closing of
                                         the acquisition of EEX have been
                                         satisfied or waived. See "Description
                                         of the notes--Escrow of Proceeds;
                                         Special Mandatory Redemption."

Change of Control...................     If a change of control occurs prior to
                                         maturity, you may require us to
                                         purchase all or part of your notes at a
                                         purchase price equal to 101% of their
                                         principal amount, plus accrued and
                                         unpaid interest to the date of
                                         redemption.

Certain Covenants...................     The indenture governing the notes will
                                         limit our ability and the ability of
                                         our restricted subsidiaries to, among
                                         other things:

                                         +  incur additional debt;

                                         +  make restricted payments;

                                         +  pay dividends on or redeem our
                                            capital stock;

                                         +  make certain investments;

                                         +  create liens;

                                         +  make certain dispositions of assets;

                                         +  engage in transactions with
                                            affiliates; and

                                         +  engage in mergers, consolidations
                                            and certain sales of assets.

                                         As to our restricted subsidiaries, the
                                         indenture governing the notes also will
                                         limit their ability to enter into or
                                         become subject to arrangements that
                                         would restrict or limit their ability
                                         to:

                                         +  pay dividends or make other
                                            distributions to us or other
                                            restricted subsidiaries;

                                         +  make loans or advances to us; and

                                         +  transfer any assets to us.

                                         These covenants are subject to
                                         important exceptions and
                                         qualifications, as described under
                                         "Description of the notes--Certain
                                         Covenants."

                                         If the notes are assigned an investment
                                         grade rating from Moody's and Standard
                                         & Poor's, many of these covenants will
                                         be suspended.

Use of Proceeds.....................     The net proceeds from this offering of
                                         approximately $219.5 million will be
                                         used to repay outstanding indebtedness
                                         assumed in connection with the EEX
                                         acquisition. See "Use of proceeds."

Governing law.......................     New York.

Global notes........................     The notes will be represented by one or
                                         more global notes registered in the
                                         name of the nominee of The Depository
                                         Trust Company, or DTC. Beneficial
                                         interests in the global notes
                                         representing the notes will be shown
                                         on, and transfers thereof will be
                                         effected only through, records
                                         maintained by DTC and its direct and
                                         indirect participants. Except as
                                         described in the accompanying
                                         prospectus, notes in definitive form
                                         will not be issued.

Risk factors........................     See the discussion under the heading
                                         "Risk factors" in this prospectus
                                         supplement and the accompanying
                                         prospectus for a description of factors
                                         you should carefully consider before
                                         deciding to invest in the notes.

Summary unaudited pro forma combined condensed financial and reserve information

The following summary unaudited pro forma combined condensed financial information combines the historical consolidated balance sheets and income statements of Newfield and EEX and gives effect to the issuance of the notes and the acquisition of EEX using the purchase method of accounting.

The summary unaudited pro forma combined condensed financial information is based on the following assumptions and adjustments:

+ EEX's income statement for the year ended December 31, 2001 has been adjusted to reflect the disposition and discontinuance of its international operations, as if these transactions had occurred on January 1, 2001;

+ the income statement data assume that the issuance of the notes and the acquisition were effective on January 1, 2001;

+ the balance sheet data assume that the issuance of the notes and the acquisition were effective on March 31, 2002;

+ the balance sheet and income statement data reflect our use of the net proceeds from the issuance of the notes to repay a portion of the EEX debt that will become due at the closing of the acquisition; and

+ the historical financial statements of EEX have been adjusted to conform to our accounting policies.

The historical income statement information for the year ended December 31, 2001 is derived from the audited financial statements of Newfield and EEX. The historical income statement information for the three-month period ended March 31, 2002 and the historical balance sheet information as of March 31, 2002 are derived from the unaudited financial statements of Newfield and EEX. We have provided all the historical information set forth herein regarding us and our subsidiaries and the assumptions and adjustments for the pro forma information, and EEX has provided all the historical information set forth herein regarding EEX and its subsidiaries.

The summary unaudited pro forma combined condensed financial information is presented for illustrative purposes only. The financial results may have been different if the companies had always been combined or if the other transactions had occurred as of the dates indicated above, nor do they purport to indicate the future results that we will experience. Further, the summary unaudited pro forma combined condensed financial information does not reflect the effect of restructuring charges that will be incurred to fully integrate and operate the combined organization more efficiently or anticipated synergies resulting from the acquisition. The restructuring activities to integrate the companies may result in head count reduction, asset rationalization and other activities. Because the plans for these activities have not yet been finalized, we are unable to reasonably quantify the cost for such activities.

The following information should be read together with "Unaudited pro forma combined condensed financial information" and the historical financial statements and related notes of Newfield and EEX incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                                 THREE
                                                                  YEAR          MONTHS
                                                                 ENDED           ENDED
                                                              DECEMBER 31,     MARCH 31,
                   INCOME STATEMENT DATA:                         2001           2002
----------------------------------------------------------------------------------------
                                                                    (in thousands)
Revenues....................................................      $906,929     $188,550
Operating expenses:
  Operating.................................................       136,548       31,423
  Production and other taxes................................        32,254        5,267
  Depreciation, depletion and amortization..................       361,655       90,473
  Ceiling test write-down...................................       106,011           --
  Impairment of long-lived assets...........................        82,286           --
  General and administrative................................        62,467       16,728
Other income (expenses):
  Interest and other income (expense).......................        30,046       (3,272)
  Gross interest expense....................................       (67,676)     (16,343)
  Capitalized interest......................................        14,863        3,603
                                                              ------------     --------
       Net interest expense.................................       (52,813)     (12,740)
  Dividends on preferred securities of Newfield Financial
     Trust I................................................        (9,344)      (2,336)
                                                              ------------     --------
Income before income taxes, discontinued operations,
  extraordinary items and cumulative effect of change in
  accounting principles.....................................        93,597       26,311
                                                              ------------     --------
Income tax provision........................................        33,395        9,430
                                                              ------------     --------
Income before discontinued operations, extraordinary items,
  cumulative effect of change in accounting principles and
  preferred stock dividends.................................       $60,202      $16,881
                                                              ============     ========

                                                                   YEAR            QUARTER
                                                                  ENDED             ENDED
                                                               DECEMBER 31,       MARCH 31,
                        OTHER DATA:                                2001             2002
--------------------------------------------------------------------------------------------
                                                              (in thousands, except ratios)
EBITDA(1)...................................................       $705,706        $131,860
Adjusted EBITDA(1)..........................................       $683,636        $138,083
Ratio of Adjusted EBITDA to total interest expense..........           10.1x            8.4x

                                                              AS OF MARCH 31,
                    BALANCE SHEET DATA:                            2002
-----------------------------------------------------------------------------
                                                              (in thousands)
Oil and gas properties, net.................................      $1,976,856
Total assets................................................       2,252,771
Long-term debt..............................................         786,834
Stockholders' equity........................................         946,347

---------------

(1) EBITDA represents net income plus income taxes, interest expense (including dividends on preferred securities), depreciation, depletion and amortization expense (including ceiling test writedown and asset impairment). Adjusted EBITDA represents EBITDA plus non cash general and administrative expense and commodity derivative income (expense) associated with SFAS 133. EBITDA and Adjusted EBITDA are not presented as indicators of our operating performance, as indicators of cash available for discretionary spending or as measures of liquidity. EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We follow the full cost method of accounting.

The following table sets forth pro forma summary information with respect to Newfield's and EEX's combined proved oil and gas reserves as of December 31, 2001. The following information reflects our estimates of EEX proved reserves as of December 31, 2001. Our estimates also reflect the disposition of EEX's international operations in the second quarter of 2002. Our estimates differ significantly from those of EEX as set forth in "EEX selected financial data" in this prospectus supplement. EEX disagrees with our estimates of EEX's proved reserves and believes that no adjustment is required with respect to its reported estimates of such reserves at December 31, 2001. See "Difference in estimates of EEX proved reserves."

                                                                     AS OF
                                                              DECEMBER 31,
RESERVE DATA:                                                         2001
--------------------------------------------------------------------------
Proved:
  Oil and condensate (MBbls)................................        38,371
  Gas (MMcf)................................................     1,026,153
  Total (MMcfe).............................................     1,256,379
Proved developed:
  Oil and condensate (MBbls)................................        36,405
  Gas (MMcf)................................................       922,869
  Total (MMcfe).............................................     1,141,299

--------------------------------------------------------------------------------

Risk factors

You should consider carefully the risk factors discussed below and in "Risk factors" beginning on page 3 of the accompanying prospectus, as well as all other information in this prospectus supplement and the accompanying prospectus before you decide to purchase the notes. Investing in the notes is speculative and involves significant risk. Any of the risks described in this prospectus supplement or the accompanying prospectus could impair our business, financial condition and operating results, could cause the trading price of the notes to decline or could result in a partial or total loss of your investment.

RISKS ASSOCIATED WITH THE NOTES

Set forth below, and under the caption "Risk Factors--Risks Associated With Our Debt Securities" in the accompanying prospectus, are discussions of the material risks associated with an investment in the notes.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS JUNIOR TO OUR EXISTING SENIOR INDEBTEDNESS AND IS EFFECTIVELY JUNIOR TO THE OBLIGATIONS OF OUR SUBSIDIARIES.

The indebtedness evidenced by the notes will be senior subordinated obligations of Newfield. The payment of the principal of, premium, if any, on and interest on the notes is subordinate in right of payment to the prior payment in full of all senior indebtedness of Newfield, including borrowings under our bank credit facility.

All of our international and U.S. mid-continent properties are owned and operated by our subsidiaries, and EEX will become our subsidiary upon the consummation of the EEX acquisition. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. You will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured or senior creditors of our subsidiaries, whether or not they guarantee the notes, with respect to the assets securing the claims of those secured creditors and generally with respect to senior creditors. Initially, none of our subsidiaries will guarantee the notes.

On a pro forma basis at March 31, 2002 after giving effect to the EEX acquisition, this offering and the amendment to our credit facility discussed in "Description of existing indebtedness," we had approximately $576.5 million in senior indebtedness outstanding and (assuming that our lenders agree that our borrowing base will be reduced by 30% of the aggregate principal amount of the notes issued in this offering) approximately $100 million available under our credit facility and money market lines of credit. A description of our credit facility is included under "Description of existing indebtedness -- Revolving Credit Facility and Money Market Lines." Any future borrowings under our bank credit facility will also constitute senior indebtedness. In addition, on a pro forma basis at March 31, 2002 after giving effect to the EEX acquisition, this offering and the amendment to our credit facility, our subsidiaries had approximately $226.0 million of indebtedness and other obligations, excluding intercompany liabilities and deferred revenues.

IF WE EXPERIENCE A CHANGE OF CONTROL, WE MAY BE UNABLE TO REPURCHASE THE NOTES AS REQUIRED UNDER THE INDENTURE.

In the event of a change of control, you will have the right to require us, subject to various conditions, to repurchase the notes. We may not have sufficient financial resources to pay the repurchase price for

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

the notes, or we may be prohibited from doing so under our credit facility or other debt agreements. In addition, before we can purchase any notes, we may be required to:

+  repay our bank debt or other debt that ranks senior to the notes; or

+  obtain a consent from lenders of senior debt to repurchase the notes.

If a change of control occurs and we are prohibited from repurchasing the notes, our failure to do so would cause us to default under the indenture, which in turn is likely to be a default under our credit facility, our outstanding senior notes due 2007 and 2011 and any future debt. Any other default under our credit facility or other debt would also likely prohibit us from repurchasing the notes.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID SUBSIDIARY GUARANTEES.

The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary guarantees other indebtedness of ours as described under "Description of the notes." Initially, there will be no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guarantee that may be delivered in the future. A court could avoid or subordinate a subsidiary guarantee in favor of that subsidiary guarantor's other creditors if the court found that either:

+ the guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

+ the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guarantee;

and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guarantee:

+ was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee;

+ was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

+ intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

Among other things, a legal challenge of the subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guarantee. To the extent the subsidiary guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, you would cease to have any claim against that subsidiary guarantor and would be solely a creditor of us and of any subsidiary guarantors whose subsidiary guarantees were not avoided or held unenforceable. In that event, your claims against the issuer of an invalid subsidiary guarantee would be subject to the prior payment of all liabilities of that subsidiary guarantor.

RISKS ASSOCIATED WITH OUR OPERATIONS

Set forth below, and under the caption "Risk Factors--Risks Associated with our Operations" in the accompanying prospectus are discussions of the material risks associated with our business.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

EXPLORATION IN DEEPWATER INVOLVES GREATER OPERATING AND FINANCIAL RISKS THAN EXPLORATION OF SHALLOWER DEPTHS. THESE RISKS COULD RESULT IN SUBSTANTIAL LOSSES.

In 2001, we developed a strategy to expand our operations to the deepwater of the Gulf of Mexico. In addition, through our acquisition of EEX we will acquire oil and gas properties located in the deepwater of the Gulf of Mexico. Deepwater drilling and operations require the application of recently developed technologies and involve a higher risk of mechanical failure. We will likely experience significantly higher drilling costs for any deepwater wells we may drill. In addition, much of the deepwater play lacks the physical and oilfield service infrastructure present in shallower waters. As a result, development of a deepwater discovery may be a lengthy process and require substantial capital investment, resulting in significant financial and operating risks.

In addition, as we carry out our drilling program in deepwater, it is likely that we will not initially serve as operator of the wells. As a result, we may have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these deepwater projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital in drilling or acquisition activities in the deepwater of the Gulf of Mexico. The success and timing of drilling and exploitation activities on properties operated by others therefore depend upon a number of factors that will be largely outside of our control, including:

+  the timing and amount of capital expenditures;

+ the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

+  the operator's expertise and financial resources;

+  approval of other participants in drilling wells; and

+  selection of technology.

RISKS ASSOCIATED WITH THE ACQUISITION OF EEX

WE MAY FACE DIFFICULTIES IN INTEGRATING EEX'S BUSINESS INTO OUR BUSINESS.

In integrating EEX's business into ours, we may encounter difficulties that could adversely affect our financial position, such as difficulties in combining operations, retention and integration of key management personnel and other important employees of EEX, the potential disruption of operations and the incurrence of substantial transaction costs and other expenses to accomplish the merger. We cannot assure you that the integration of EEX's business will be accomplished in an efficient and effective manner, if at all.

WE WILL INCUR SIGNIFICANT EXPENSES IN CONNECTION WITH THE ACQUISITION.

We expect to incur approximately $25 million of expenses related to the acquisition. These expenses will include severance and related payments to be made to certain executive officers of EEX upon completion of the acquisition, investment banking expenses, legal and accounting fees, printing expenses, third party engineering expenses, transition and integration costs and other related charges. We may also incur additional unanticipated expenses in connection with the acquisition.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of proceeds

The net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $219.5 million. Following the consummation of the acquisition of EEX, we intend to use the net proceeds from the sale of the notes to repay outstanding indebtedness of EEX, which bears interest at a weighted average annual rate of 5.9% as of August 2, 2002 and matures on March 31, 2003.

Pending this use, the net proceeds (before expenses) will be placed in a restricted proceeds account to fund, if necessary, the special mandatory redemption of the notes and will be invested in cash or cash equivalents. For more information about the restricted proceeds account, please read "Description of the notes--Escrow of Proceeds; Special Mandatory Redemption" in this prospectus supplement.

Ratios of earnings to fixed charges

We have calculated our ratios of earnings to fixed charges as follows:

                                                  PRO FORMA FOR THIS OFFERING
                                                    AND THE EEX ACQUISITION
                                   THREE MONTHS                  THREE MONTHS
                                          ENDED     YEAR ENDED          ENDED
    YEAR ENDED DECEMBER 31,           MARCH 31,   DECEMBER 31,      MARCH 31,
1997   1998   1999   2000   2001           2002           2001           2002
-----------------------------------------------------------------------------
 9.5x    (1)   3.7x  8.9x   5.7x            3.4x           2.0x           2.2x

------------
(1) We had a loss for the year ended December 31, 1998 for purposes of computing these ratios. Earnings for such year were insufficient to cover fixed charges by approximately $88.4 million.

For purposes of computing the consolidated ratios of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest), and fixed charges consist of interest expense, dividends on our convertible trust preferred securities and the estimated interest component of rent expense.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Capitalization of Newfield

The following table shows our unaudited capitalization at March 31, 2002:

+  on a historical basis; and

+ on a pro forma basis to reflect the issuance of the notes, the acquisition of EEX and our application of the net proceeds from the sale of the notes.

You should read the table together with our financial statements and other information included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                   AS OF MARCH 31, 2002
                                                                           PRO FORMA FOR THIS
                                                                             OFFERING AND THE
                                                              HISTORICAL      EEX ACQUISITION
---------------------------------------------------------------------------------------------
                                                                      (in thousands)
Debt(1):
  Credit facility and money market lines....................    $111,000             $176,100
  7.45% Senior Notes due 2007...............................     124,754              124,754
  7 5/8% Senior Notes due 2011..............................     174,888              174,888
    % Senior Subordinated Notes due 2012....................          --              225,000
  EEX secured notes due 2009................................          --              100,764
                                                              ----------   ------------------
     Total debt.............................................     410,642              801,506
Company-obligated mandatorily redeemable convertible
  preferred securities of Newfield Financial Trust I........     143,750              143,750
Stockholders' equity:
  Preferred stock ($0.01 par value; 5,000,000 shares
     authorized; no shares issued)..........................          --                   --
  Common stock ($0.01 par value; 100,000,000 shares
     authorized; 45,215,537 issued and outstanding at March
     31, 2002)..............................................         451                  522
  Additional paid-in capital................................     370,544              628,544
  Treasury stock (at cost 867,936 shares)...................     (26,012)             (26,012)
  Unearned compensation.....................................      (8,176)              (8,176)
  Retained earnings.........................................     378,742              378,742
                                                              ----------   ------------------
     Total stockholders' equity.............................     715,549              973,620
                                                              ----------   ------------------
     Total capitalization...................................  $1,269,941           $1,918,876
                                                              ==========   ==================

------------
(1) Please read "Description of existing indebtedness" in this prospectus supplement for additional information regarding our existing indebtedness.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Newfield selected financial and other data

The following selected historical financial data as of and for the five years ended December 31, 2001 have been derived from our audited consolidated financial statements. The summary historical financial data as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments which we consider necessary for a fair presentation of the financial position and results of operations for those periods. You should not expect the results for any prior or interim periods to be indicative of the results that may be achieved in any future periods. You should read the following information together with our historical financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2001 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2002, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                                THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                       MARCH 31,
                             1997       1998       1999       2000       2001       2001       2002
---------------------------------------------------------------------------------------------------
                                               (in thousands, except ratios)
INCOME STATEMENT DATA:
Oil and gas revenues...  $201,755   $199,474   $287,889   $526,642   $749,405   $209,326   $148,039
                         --------   --------   --------   --------   --------   --------   --------
Operating expenses:
  Lease operating......    24,308     35,345     45,561     65,372    102,922     20,824     23,053
  Production and other
    taxes..............        --         --      2,215     10,288     17,523      7,118      3,410
  Transportation.......     2,356      3,789      5,922      5,984      5,569      1,262      1,331
  Depreciation,
    depletion and
    amortization.......    94,000    123,147    152,644    191,182    282,567     61,146     71,207
  Ceiling test
    writedown..........     4,254    104,955         --        503    106,011         --         --
  General and
   administrative(1)...    12,270     12,070     16,404     32,084     43,955     11,285     12,345
                         --------   --------   --------   --------   --------   --------   --------
Total operating
  expenses.............   137,188    279,306    222,746    305,413    558,547    101,635    111,346
                         --------   --------   --------   --------   --------   --------   --------
Income (loss) from
  operations...........    64,567    (79,832)    65,143    221,229    190,858    107,691     36,693
Other expense, net.....    (2,146)    (8,544)    (9,572)    (7,196)   (14,975)    (5,039)    (3,255)
Dividends on preferred
  securities of
  Newfield Financial
  Trust I..............        --         --     (3,556)    (9,344)    (9,344)    (2,336)    (2,336)
Unrealized commodity
  derivative income
  (expense)............        --         --         --         --     24,821     (1,558)    (5,645)
                         --------   --------   --------   --------   --------   --------   --------
Income (loss) before
  income taxes.........    62,421    (88,376)    52,015    204,689    191,360     98,758     25,457
Income tax provision
  (benefit)............    21,818    (30,677)    18,811     69,980     67,612     35,613      9,131
                         --------   --------   --------   --------   --------   --------   --------
Income (loss) before
  cumulative effect of
  change in accounting
  principle............   $40,603   $(57,699)   $33,204   $134,709   $123,748    $63,145    $16,326
Cumulative effect of
  change in accounting
  principle(2)(3)......        --         --         --     (2,360)    (4,794)    (4,794)        --
                         --------   --------   --------   --------   --------   --------   --------
Net income (loss)......   $40,603   $(57,699)   $33,204   $132,349   $118,954    $58,351    $16,326
                         ========   ========   ========   ========   ========   ========   ========

--------------------------------------------------------------------------------

NEWFIELD SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

                                                                                THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                       MARCH 31,
                             1997       1998       1999       2000       2001       2001       2002
---------------------------------------------------------------------------------------------------
                                               (in thousands, except ratios)
OTHER DATA:
Capital expenditures...  $253,159   $310,772   $209,799   $379,166   $855,395   $432,691    $80,576
Net cash provided by
  operating activities
  before changes in
  operating assets and
  liabilities..........   161,852    141,948    205,553    383,524    526,761    140,968     96,660
Net cash provided by
  operating
  activities...........   160,338    146,575    184,903    316,444    502,372    201,531     98,649
Net cash used in
  investing
  activities...........  (242,962)  (318,991)  (210,817)  (355,547)  (765,822)  (373,047)   (85,315)
Net cash provided by
  (used in) financing
  activities...........    77,551    164,291     67,758     15,933    273,127    215,834    (14,822)
EBITDA(4)..............   163,943    149,234    219,403    415,038    608,250    167,892    104,071
Adjusted EBITDA(4).....   165,120    151,456    221,402    418,085    586,180    170,045    110,294
Ratio of earnings to
  fixed charges(5).....       9.5x        --        3.7x       8.9x       5.7x      11.1x       3.4x
Ratio of Adjusted
  EBITDA to interest
  expense..............      24.5x      10.9x      16.3x      28.5x      21.0x      24.4x      15.3x
Ratio of total debt to
  Adjusted EBITDA......       0.8x       1.4x       0.6x       0.3x       0.7x       N/A        N/A

                                                                                                AS OF
                                                    AS OF DECEMBER 31,                      MARCH 31,
                                      1997      1998      1999         2000         2001         2002
-----------------------------------------------------------------------------------------------------
                                                            (in thousands)
BALANCE SHEET DATA:
Working capital surplus
  (deficit).....................      $372   $(8,806)  $35,202      $38,497      $65,573      $22,176
Oil and gas properties, net.....   483,823   578,002   644,434      832,907    1,408,579    1,417,755
Total assets....................   553,621   629,311   781,561    1,023,250    1,663,371    1,608,022
Long-term debt..................   129,623   208,650   124,679      133,711      428,631      410,642
Convertible preferred
  securities....................        --        --   143,750      143,750      143,750      143,750
Stockholders' equity............   292,048   323,948   375,018      519,455      709,978      688,276

------------

(1) General and administrative expense includes non-cash stock compensation charges of $1.2 million, $2.2 million, $2.0 million, $3.0 million and $2.8 million for 1997, 1998, 1999, 2000 and 2001, respectively, and $0.6 million for each of the three month periods ended March 31, 2001 and 2002.

(2) We adopted SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000. The adoption of SAB No. 101 requires us to report crude oil inventory associated with our Australian offshore operations at the lower of cost or market, which was a change from our historical policy of recording such inventory at market value on the balance sheet date, net of estimated costs to sell. The cumulative effect of the change from the acquisition date of our Australian operations in July 1999 through December 31, 1999 is a reduction in net income of $2.36 million, or $0.05 per diluted share, and is shown as the cumulative effect of change in accounting principle on the consolidated statement of income for the year ended December 31, 2000. The pro forma effect had SAB No. 101 been applied retroactively to 1999 would have reduced net income by $2.36 million, or $0.06 per diluted share. SAB No. 101 would not have effected periods prior to the acquisition of our Australian operations in July 1999.

(3) We adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. SFAS No. 133 requires us to record all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. For all periods prior to January 1, 2001, we accounted for commodity price hedging instruments in accordance with SFAS No. 80, "Accounting for Futures Contracts." The cumulative effect of the adoption is a reduction in net income of $4.8 million, or $0.10 per diluted share, and is shown

--------------------------------------------------------------------------------

NEWFIELD SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

     as the cumulative effect of a change in accounting principle on the consolidated statement of income for the year ended December 31, 2001 and the three months ended March 31, 2001.

(4) EBITDA represents net income plus income taxes, interest expense (including dividends on preferred securities), depreciation, depletion and amortization expense (including ceiling test writedown and asset impairment). Adjusted EBITDA represents EBITDA plus non cash general and administrative expense and commodity derivative income (expense) associated with SFAS 133. EBITDA and Adjusted EBITDA are not presented as indicators of our operating performance, as indicators of cash available for discretionary spending or as measures of liquidity. EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We follow the full cost method of accounting.

(5) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, dividends on our convertible trust preferred securities and the estimated interest component of rent expense. We had a loss for the year ended December 31, 1998 for purposes of computing these ratios. Earnings for such year were insufficient to cover fixed charges by approximately $88.4 million.

The following table presents information about our oil and gas operations.

                                                                                    THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                        MARCH 31,
                               1997        1998        1999       2000       2001       2001       2002
-------------------------------------------------------------------------------------------------------
PRODUCTION:(1)
  Oil and condensate
    (MBbls).............    3,424.0     3,643.4     4,353.6    5,763.7    6,998.1    1,480.6    1,647.3
  Gas (Bcf).............       53.5        66.6        87.4      105.4      133.2       30.8       33.9
  Total production
    (Bcfe)..............       74.0        88.5       113.5      140.0      175.2       39.6       43.8
AVERAGE REALIZED
  PRICES:(2)
  Oil and condensate
    (per Bbl)...........     $19.08      $12.75      $18.15     $25.29     $24.00     $24.95     $22.03
  Gas (per Mcf).........      $2.51       $2.25       $2.32      $3.56      $4.32      $5.56      $3.26
AVERAGE COSTS (PER
  MCFE):
  Lease operating.......      $0.33       $0.40       $0.40      $0.47      $0.59      $0.53      $0.53
  Depreciation,
    depletion and
    amortization........      $1.27       $1.39       $1.35      $1.37      $1.61      $1.54      $1.63
  General and
    administrative,
    net.................      $0.15       $0.11       $0.13      $0.21      $0.24      $0.27      $0.27

------------

(1)  Excludes Australian volumes produced but not sold.

(2) For purposes of this table, average realized prices for natural gas and oil and condensate are presented net of all applicable transportation expenses, which reduced the realized price of natural gas by $0.03, $0.04, $0.05, $0.04 and $0.03 for the years ended 1997, 1998, 1999, 2000 and 2001, respectively, and by $0.03 for each of the three month periods ended March 31, 2001 and 2002. The realized price of oil and condensate is reduced by $0.27, $0.34, $0.32, $0.27 and $0.24 for the years ended 1997, 1998, 1999,
     2000 and 2001, respectively, and by $0.24 and $0.23 for the three months ended March 31, 2001 and 2002, respectively. Average realized prices include the effect of hedges.

--------------------------------------------------------------------------------

NEWFIELD SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

The following table presents information regarding our estimated proved oil and gas reserves and the present value of those reserves. All information in this prospectus supplement relating to oil and gas reserves and the present value of those reserves is based upon estimates prepared by us and is net to our interest.

                                                            AS OF DECEMBER 31,
                                                1997     1998     1999       2000       2001
--------------------------------------------------------------------------------------------
Proved reserves:
  Oil and condensate (MMBbls)...............    16.3     15.2     25.8       27.9       36.3
  Gas (Bcf).................................   337.5    422.3    440.2      519.7      718.3
  Total (Bcfe)..............................   435.3    513.3    594.8      687.3      936.4
Standardized measure of estimated future
  after-tax net cash flows before 10% annual
  discount (in millions)....................  $629.9   $559.3   $913.3   $3,494.3   $1,324.4
Present value of future after-tax net cash
  flows (in millions).......................  $502.9   $451.2   $732.5   $2,670.3     $971.5

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

EEX selected financial data

The following selected historical financial and reserve data as of and for the five years ended December 31, 2001 has been derived from EEX's audited consolidated financial statements giving effect to the adoption of SFAS No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets") as of January 1, 2002, resulting in the reclassification for the disposal of EEX's Indonesian operations during 2002. The selected historical financial data as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 are derived from EEX's unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments which EEX considers necessary for a fair presentation of the financial position and results of operations for those periods. You should not expect the results for any prior or interim periods to be indicative of the results that may be achieved in any future periods. You should read the following information together with EEX's historical financial statements as of December 31, 1999, 2000 and 2001 and for the each of the three years then ended and related notes thereto and as of March 31, 2002 and for the three month periods ended March 31, 2001 and 2002 and related notes thereto, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                                  THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                         MARCH 31,
                             1997       1998       1999       2000        2001        2001        2002
------------------------------------------------------------------------------------------------------
                                                        (in thousands)
INCOME STATEMENT DATA:
Revenues..............   $314,213   $189,782   $122,773   $208,454    $157,524     $45,600     $40,511
                        ---------   --------   --------   --------   ---------   ---------   ---------
Costs and expenses:
  Production and
    operating.........     59,341     46,566     31,284     32,517      28,057       6,817       7,039
  Exploration.........     70,021     38,854     82,579     32,126      48,116      19,711       5,724
  Taxes, other than
    income............     17,356     11,017      4,744     10,906      14,731       5,545       1,857
  Depreciation,
    depletion and
    amortization......    144,485     92,630     58,830     66,661      49,294      11,440      12,130
  Impairment of long-
    lived assets......    260,112     10,439     26,424        200     111,030          --          --
  General,
    administrative and
    other.............     55,604     24,057     28,354     19,528      18,738       3,313       4,383
  (Gain) loss on sales
    of property, plant
    and equipment.....    (52,917)    (9,085)   (15,483)     7,230     (12,263)        302         (17)
                        ---------   --------   --------   --------   ---------   ---------   ---------
        Total costs
           and
           expenses...    554,002    214,478    216,732    169,168     257,703      47,128      31,116
                        ---------   --------   --------   --------   ---------   ---------   ---------
Operating income
  (loss) from
  continuing
  operations..........   (239,789)   (24,696)   (93,959)    39,286    (100,179)     (1,528)      9,395
                        ---------   --------   --------   --------   ---------   ---------   ---------
Other expense, net....    (29,793)   (18,544)   (11,538)   (32,304)    (28,504)     (7,414)     (5,605)
                        ---------   --------   --------   --------   ---------   ---------   ---------
Income (loss) from
  continuing
  operations before
  income taxes........   (269,582)   (43,240)  (105,497)     6,982    (128,683)     (8,942)      3,790
Income taxes
  (benefit)...........    (58,945)    (4,997)     6,891      1,586      20,118          --          --
                        ---------   --------   --------   --------   ---------   ---------   ---------

--------------------------------------------------------------------------------

EEX SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                                  THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                         MARCH 31,
                             1997       1998       1999       2000        2001        2001        2002
------------------------------------------------------------------------------------------------------
                                                        (in thousands)
Income (loss) from
  continuing
  operations..........   (210,637)   (38,243)  (112,388)     5,396    (148,801)     (8,942)      3,790
Minority interest
  third party.........      4,925      6,532         50      1,950          --          --          --
Income (loss) from
  discontinued
  operations, net of
  income taxes........       (541)     3,849     24,641       (500)       (773)      4,693       2,701
Extraordinary
  item--debt
  extinguishments
  gain, net of tax....         --         --         --         --      (3,593)         --          --
                        ---------   --------   --------   --------   ---------   ---------   ---------
Net income (loss).....   (216,103)   (40,926)   (87,797)     2,946    (145,981)     (4,249)      6,491
Preferred stock
  dividends...........         --         --     12,117     13,364      14,465       3,510       3,799
                        ---------   --------   --------   --------   ---------   ---------   ---------
Net income (loss)
  applicable to common
  shareholders........  $(216,103)  $(40,926)  $(99,914)  $(10,418)  $(160,446)    $(7,759)     $2,692
                        =========   ========   ========   ========   =========   =========   =========
CASH FLOW DATA:
Net cash provided by
  (used in) operating
  activities before
  changes in operating
  assets and
  liabilities.........   $137,676    $69,503    $27,925    $77,600     $38,509     $(5,561)    $16,360
Net cash provided by
  operating
  activities..........    186,779     25,573     54,475     58,251      28,178       2,929       6,490
Net cash provided by
  (used in) investing
  activities..........    (44,816)   173,427   (329,666)  (100,744)    (88,131)    (44,805)    (12,353)
Net cash provided by
  (used in) financing
  activities..........   (130,377)  (138,417)   247,176     34,895     148,234      35,072     (21,053)

--------------------------------------------------------------------------------

EEX SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                 AS OF DECEMBER 31,                      AS OF MARCH 31,
                                    1997       1998       1999        2000        2001              2002
--------------------------------------------------------------------------------------------------------
                                                   (in thousands)
BALANCE SHEET DATA:
Working capital surplus
  (deficit)..................   $(58,805)   $10,766   $(30,870)     $3,465   $(189,755)     $(231,294)
Oil and gas properties and
  other, net(1)..............    690,837    395,611    630,085     604,060     519,548        522,560
Total assets.................    807,789    565,070    780,784     764,068     750,118        686,992
CAPITAL STRUCTURE:
Short-term borrowings........     $5,000        $--        $--         $--         $--            $--
Capital lease obligations....    241,735    233,318    222,444     205,634          --             --
Secured notes payable........         --         --         --          --     114,343        100,764
Bank revolving credit
  agreement..................     25,000         --         --      75,000     325,000(2)      325,000(2)
Gas sales obligation.........         --         --    105,000      83,490      59,937         52,463
Minority interest in
  preferred securities of
  subsidiary.................    100,000         --         --          --          --             --
Minority interest third
  party......................         --         --      3,050       5,000       5,000          5,000
Shareholders' equity.........    274,663    234,300    294,863     289,601     180,788        155,332
                               ---------   --------   --------   ---------   ---------      ---------
        Total................   $646,398   $467,618   $625,357    $658,725    $685,068       $638,559
                               =========   ========   ========   =========   =========      =========
PROVED RESERVE DATA:(3)
Natural gas (Bcf)............      460.2      203.6      362.8       382.6       395.0            N/A
Oil, condensate and natural
  gas liquids (MMBbls).......       23.8       26.2       17.5        25.1        14.6            N/A
        Total (Bcfe).........      603.2      360.5      468.1       533.3       482.3            N/A
Standardized measure of
  discounted future net cash
  flows (in millions)........     $619.1     $275.9     $436.3    $1,283.3      $389.2            N/A

------------

(1) Oil and gas properties and other, net are shown net of assets held for sale.

(2) Represents borrowings under EEX's old credit facility which would have matured in June 2002. EEX entered into a new credit facility on May 29, 2002.

(3) Newfield's estimates of EEX's proved reserves at December 31, 2001 are set forth in "Unaudited Pro Forma Combined Supplementary Oil and Gas Disclosures" in this prospectus supplement. Newfield's estimates differ significantly from those of EEX as set forth above. Such pro forma disclosures also reflect the disposition of EEX's international operations in the second quarter of 2002. EEX disagrees with Newfield's estimates of EEX's proved reserves and believes that no adjustment is required with respect to its reported estimates of such reserves at December 31, 2001. See "Difference in estimates of EEX proved reserves."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Unaudited pro forma combined condensed financial information

The following unaudited pro forma combined condensed financial information combines the historical consolidated balance sheets and income statements of Newfield and EEX and gives effect to the issuance of the notes and the acquisition of EEX using the purchase method of accounting.

The unaudited pro forma combined condensed financial information is based on the following assumptions and adjustments:

+ EEX's income statement for the year ended December 31, 2001 has been adjusted to reflect the disposition and discontinuance of its international operations, as if these transactions had occurred on January 1, 2001;

+ the income statement data assume that the issuance of the notes and the acquisition were effective on January 1, 2001;

+ the balance sheet data assume that the issuance of the notes and the acquisition were effective on March 31, 2002;

+ the balance sheet and income statement data reflect our use of the net proceeds from the issuance of the notes to repay a portion of the EEX debt that will become due at the closing of the acquisition; and

+ the historical financial statements of EEX have been adjusted to conform to our accounting policies.

The historical income statement information for the year ended December 31, 2001 is derived from the audited financial statements of EEX and Newfield. The historical income statement information for the three-month period ended March 31, 2002 and the historical balance sheet information as of March 31, 2002 are derived from the unaudited financial statements of EEX and Newfield. We have provided all the historical information set forth herein regarding us and our subsidiaries and the assumptions and adjustments for the pro forma information, and EEX has provided all the historical information set forth herein regarding EEX and its subsidiaries.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only. The financial results may have been different if the companies had always been combined or if the other transactions had occurred as of the dates indicated above, nor do they purport to indicate the future results that we will experience. Further, the unaudited pro forma combined condensed financial information does not reflect the effect of restructuring charges that will be incurred to fully integrate and operate the combined organization more efficiently or anticipated synergies resulting from the acquisition. The restructuring activities to integrate the companies may result in head count reduction, asset rationalization and other activities. Because the plans for these activities have not yet been finalized, we are unable to reasonably quantify the cost for such activities.

The following information should be read together with the historical financial statements and related notes of EEX and Newfield incorporated by reference into this prospectus supplement and the accompanying prospectus.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT

                                                               THREE MONTHS ENDED MARCH 31, 2002
                                                     HISTORICAL    HISTORICAL      PRO FORMA      PRO FORMA
                                                       NEWFIELD           EEX    ADJUSTMENTS       COMBINED
-----------------------------------------------------------------------------------------------------------
                                                             (in thousands, except per share data)
REVENUES...........................................   $148,039      $40,511                        $188,550
                                                      --------      -------                       ---------
OPERATING EXPENSES:
  Operating........................................     24,384        7,039                          31,423
  Exploration......................................         --        5,724           (5,724)(A)         --
  Production and other taxes.......................      3,410        1,857                           5,267
  Depreciation, depletion and amortization.........     71,207       12,130          (12,130)(B)     90,473
                                                                                      19,266(C)
  General and administrative.......................     12,345        4,383                          16,728
  Gain on sales of property, plant and equipment...         --          (17)              17(E)          --
                                                      --------      -------      -----------      ---------
         Total operating expenses..................    111,346       31,116            1,429        143,891
                                                      --------      -------      -----------      ---------
Income (loss) from operations......................     36,693        9,395           (1,429)        44,659
                                                      --------      -------      -----------      ---------
Other income (expenses):
Interest and other income (expense)................     (3,829)         557                          (3,272)
Interest expense...................................     (5,071)      (6,162)             139(F)     (12,740)
                                                                                       1,473(G)
                                                                                       1,731(H)
                                                                                      (4,850)(H)
Dividends on preferred securities of Newfield
  Financial Trust I................................     (2,336)          --                          (2,336)
                                                      --------      -------      -----------      ---------
         Total other income (expenses).............    (11,236)      (5,605)          (1,507)       (18,348)
                                                      --------      -------      -----------      ---------
Income before income taxes, discontinued
  operations, extraordinary items and cumulative
  effect of change in accounting principles........     25,457        3,790           (2,936)        26,311
                                                      --------      -------      -----------      ---------
Income tax provision...............................      9,131           --              299(I)       9,430
                                                      --------      -------      -----------      ---------
Income (loss) before discontinued operations,
  extraordinary items, cumulative effect of change
  in accounting principles and preferred stock
  dividends........................................    $16,326       $3,790          $(3,235)       $16,881
                                                      ========      =======      ===========      =========
Per share data:
  Basic earnings per share.........................      $0.37        $0.09                           $0.33
                                                      ========      =======                       =========
  Diluted earnings per share.......................      $0.37        $0.09                           $0.33
                                                      ========      =======                       =========
  Weighted average number of shares outstanding for
    basic earnings per share.......................     44,212       41,860          (41,860)(J)     51,312
                                                      ========      =======                       =========
                                                                                       7,100(J)
  Weighted average number of shares outstanding for
    diluted earnings per share.....................     48,745       41,860          (41,860)(J)     55,845
                                                      ========      =======                       =========
                                                                                       7,100(J)

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT

                                                                    YEAR ENDED DECEMBER 31, 2001
                                                         HISTORICAL   HISTORICAL     PRO FORMA     PRO FORMA
                                                           NEWFIELD          EEX   ADJUSTMENTS      COMBINED
------------------------------------------------------------------------------------------------------------
                                                                (in thousands, except per share data)
REVENUES...............................................   $749,405     $157,524                    $906,929
                                                          --------    ---------                    --------
OPERATING EXPENSES:
  Operating............................................    108,491       28,057                     136,548
  Exploration..........................................         --       48,116        (48,116)(A)       --
  Production and other taxes...........................     17,523       14,731                      32,254
  Depreciation, depletion and amortization.............    282,567       49,294        (49,294)(B)  361,655
                                                                                        79,088(C)
  Ceiling test write-down..............................    106,011                                  106,011
  Impairment of long-lived assets......................         --      111,030        (28,744)(D)   82,286
  General and administrative...........................     43,955       18,738           (226)(Z)   62,467
  Gain on sales of property, plant and equipment.......         --      (12,263)        12,263(E)        --
                                                          --------    ---------    -----------     --------
         Total operating expenses......................    558,547      257,703        (35,029)     781,221
                                                          --------    ---------    -----------     --------
Income (loss) from operations..........................    190,858     (100,179)        35,029      125,708
                                                          --------    ---------    -----------     --------
OTHER INCOME (EXPENSES):
Interest and other income (expense)....................     28,814        1,232                      30,046
Interest expense.......................................    (18,968)     (29,736)           627(F)   (52,813)
                                                                                         5,972(G)
                                                                                         8,692(H)
                                                                                       (19,400)(H)
Dividends on preferred securities of Newfield Financial
  Trust I..............................................     (9,344)          --                      (9,344)
                                                          --------    ---------    -----------     --------
         Total other income (expenses).................        502      (28,504)        (4,109)     (32,111)
                                                          --------    ---------    -----------     --------
Income (loss) before income taxes, discontinued
  operations, extraordinary items and cumulative effect
  of change in accounting principles...................    191,360     (128,683)        30,920       93,597
                                                          --------    ---------    -----------     --------
Income tax provision...................................     67,612       20,118        (54,335)(I)   33,395
                                                          --------    ---------    -----------     --------
Income (loss) before discontinued operations,
  extraordinary items, cumulative effect of change in
  accounting principles and preferred stock
  dividends............................................   $123,748    $(148,801)       $85,255      $60,202
                                                          ========    =========    ===========     ========
Per share data:
  Basic earnings (loss) per share......................      $2.80       $(3.58)                      $1.17
                                                          ========    =========                    ========
  Diluted earnings (loss) per share....................      $2.66       $(3.58)                      $1.16
                                                          ========    =========                    ========
  Weighted average number of shares outstanding for
    basic earnings (loss) per share....................     44,258       41,724        (41,724)(J)   51,358
                                                          ========    =========                    ========

                                                                                         7,100(J)
  Weighted average number of shares outstanding for
    diluted earnings (loss) per share..................     48,894       41,724        (41,724)(J)   52,071
                                                          ========    =========                    ========

                                                                                         7,100(J)
                                                                                        (3,923)(K)

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                                               AS OF MARCH 31, 2002
                                                      EEX DISPOSITIONS   NOTES OFFERING   EEX ACQUISITION
                            HISTORICAL   HISTORICAL          PRO FORMA        PRO FORMA         PRO FORMA      PRO FORMA
                              NEWFIELD          EEX     ADJUSTMENTS(L)      ADJUSTMENTS       ADJUSTMENTS       COMBINED
------------------------------------------------------------------------------------------------------------------------
                                                       (in thousands, except per share data)
ASSETS
Current assets...........     $171,903    $145,022            $(15,683)                       $(86,611)(N)      $214,631
Oil and gas properties...    2,524,191     890,302                                            (890,302)(O)     3,083,292
                                                                                               559,101(P)
Other....................           --       8,664                                              (8,664)(Q)            --
Less--accumulated
  depreciation, depletion
  and amortization.......   (1,106,436)   (376,406)                                            370,331(O)     (1,106,436)
                                                                                                 6,075(Q)
                           -----------    --------    ----------------     ---------         ---------       -----------
                             1,417,755     522,560                                              36,541         1,976,856
                           -----------    --------    ----------------     ---------         ---------       -----------
Property, plant and
  equipment held for
  sale...................           --      16,342             (16,342)                         35,000(P)         35,000
Other assets.............       18,364       3,068                            $5,500(M)          2,589(Q)         26,284
                                                                                                (3,237)(R)
                           -----------    --------    ----------------     ---------         ---------       -----------
Total assets.............   $1,608,022    $686,992            $(32,025)       $5,500          $(15,718)       $2,252,771
                           ===========    ========    ================     =========         =========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities......     $149,727    $376,316             $(3,500)    $(219,500)(M)       $25,000(S)       $228,472
                                                                                              (105,500)(T)
                                                                                                 5,929(U)
Other liabilities........        8,278      11,759                                               3,896(V)         23,933
Long-term debt...........      410,642     138,585                           225,000(M)         12,607(T)        786,834
Deferred taxes...........      207,349          --                                             (84,064)(W)       123,285
                           -----------    --------    ----------------     ---------         ---------       -----------
         Total long-term
           liabilities...      626,269     150,344                           225,000           (67,561)          934,052
                           -----------    --------    ----------------     ---------         ---------       -----------
Minority interest third
  party..................           --       5,000                                              (4,850)(X)           150
Company-obligated,
  mandatorily redeemable,
  convertible preferred
  securities of Newfield
  Financial Trust I......      143,750          --                                                               143,750
Stockholders' equity.....      688,276     155,332                                             102,739(Y)        946,347
                           -----------    --------    ----------------     ---------         ---------       -----------
         Total
           liabilities
           and
           stockholders'
           equity........   $1,608,022    $686,992             $(3,500)       $5,500          $(44,243)       $2,252,771
                           ===========    ========    ================     =========         =========       ===========

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A) To record the reversal of historical EEX exploration expense in accordance with the full cost method of accounting for oil and gas activities.

(B) To record the reversal of historical EEX depreciation, depletion and amortization expense recorded in accordance with the successful efforts method of accounting for oil and gas activities.

(C) To record pro forma depreciation, depletion and amortization expense in accordance with the full cost method of accounting for oil and gas activities based on the preliminary purchase price allocation to depreciable and depletable assets.

(D) To record the reversal of historical EEX impairment related to oil and gas properties recorded in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The remaining $82 million impairment represents the historical EEX impairment charge for non oil and gas assets. Full cost ceiling tests were performed on a pro forma combined basis resulting in no incremental impairment of oil and gas properties for the period presented.

(E) To record the reversal of the historical EEX gain on the sales of oil and gas properties recorded in accordance with the successful efforts method of accounting for oil and gas activities.

(F) To adjust EEX historical interest expense to reflect the reversal of amortization of historical debt issuance costs.

(G) To record the capitalization of interest based on the preliminary allocation of the purchase price to unproved oil and gas properties.

(H) To eliminate the historical interest expense of approximately $1.7 million and $8.7 million for the three months ended March 31, 2002 and the year ended December 31, 2001, respectively, related to EEX's credit facility and to reflect the interest expense which results from the issuance of $225 million of senior subordinated note obligations with an assumed stated interest rate of 8 3/8%. Interest expense also includes amortization of debt issuance costs which are being amortized on a straight line basis over the ten year term of the notes.

                                                              YEAR              THREE
                                                             ENDED       MONTHS ENDED
                                                          DECEMBER 31,      MARCH 31,
                                                              2001               2002
-------------------------------------------------------------------------------------
                                                                (in thousands)
Interest expense -- $225 million senior subordinated
  note obligations......................................    $18,844         $4,711
Amortization of debt issuance costs -- senior
  subordinated note obligations.........................        556            139
                                                            -------         ------
                                                            $19,400         $4,850
                                                            =======         ======

     A 1/8% increase or decrease in interest rates would have the effect of increasing or decreasing total pro forma interest expense by approximately $0.3 million.

(I) To record income tax expense on the pro forma adjustments based on the applicable statutory tax rate of 35%.

(J) To reverse historical EEX common stock and reflect the issuance of 7.1 million shares of Newfield common stock.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

(K) To adjust the weighted average number of shares outstanding for the calculation of diluted earnings per share to exclude the dilutive effect of the shares underlying the 6 1/2% quarterly income convertible trust preferred securities because to include such shares would have been antidilutive.

(L) To adjust the EEX historical balance sheet for the disposition and discontinuance of its international operations.

(M) To reflect the issuance of $225 million of senior subordinated note obligations and the application of the net proceeds therefrom for the repayment of EEX's credit facility and the adjustment associated with debt issuance costs related to the senior subordinated note obligations.

(N) To reduce historical EEX current assets by $91 million for working capital activity subsequent to the balance sheet date and to increase historical EEX current commodity derivative assets by $4 million to estimated current fair market value.

(O) To reverse historical EEX oil and gas property balances and the related accumulated depreciation, depletion and amortization recorded in accordance with the successful efforts method of accounting for oil and gas activities.

(P) To record the preliminary pro forma allocation of the purchase price of the acquisition of EEX including estimated acquisition costs to oil and gas properties using the purchase method of accounting. The following is a calculation and allocation of purchase price to the acquired assets and liabilities based on their relative fair values:

CALCULATION OF PURCHASE PRICE (IN THOUSANDS EXCEPT PER
  SHARE):
Shares of common stock to be issued.........................     7,100
  Newfield stock price......................................   $36.348
                                                              --------
  Fair value of stock issued................................  $258,071
  Add: Estimated acquisition costs (See note (S))...........    25,000
Plus fair market value of liabilities assumed
  Other liabilities.........................................    54,908
  Debt......................................................   385,334
                                                              --------
          Total purchase price for assets acquired..........  $723,313
                                                              ========
ALLOCATION OF PURCHASE PRICE (IN THOUSANDS):
  Oil and Gas properties....................................  $559,101
  Property, plant and equipment held for sale...............    35,000
  Deferred Tax Asset........................................    84,064
  Other Assets..............................................    45,148
                                                              --------
          Total.............................................  $723,313
                                                              ========

     The Newfield stock price included in the table above is calculated based on the average of the closing prices of Newfield common stock for the five day trading period around the execution of the EEX merger agreement. The purchase price allocation is subject to change based on:

     + the fair value of EEX's working capital and other liabilities on the effective date;

     +  the actual acquisition costs incurred; and

     + an additional review of available oil and gas reserve data to determine the fair value of the acquired reserves on the effective date.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     These items will not be known until the effective date of the acquisition.

(Q) To reclassify EEX historical furniture, fixtures and equipment and associated accumulated depreciation, depletion and amortization balances to conform to our presentation.

(R) To record the reversal of the capitalized debt issuance costs related to EEX's historical long-term debt.

(S) To accrue for estimated acquisition costs, consisting primarily of bankers' and other professional fees and executive severance costs. Executive severance costs are based on the change in control provisions in employment contracts and employee plans. No adjustments have been made to the pro forma income statement for such costs.

(T) To adjust historical EEX debt for cash payments of $104 million made subsequent to the balance sheet date, reflect the reclassification of the remaining $1.5 million of historical EEX credit facility obligation from current to long-term and to record an increase in the estimated fair market value of the gas sales obligation of $11.1 million. Current maturities of long term debt included in pro forma combined current liabilities are $14.6 million.

(U) To adjust historical EEX current commodity derivative liabilities to estimated current fair market value.

(V) To accrue for pension and postretirement benefits for the difference between projected benefit obligations and plan assets of $6.3 million and to reduce historical EEX non current commodity derivative liabilities by $2.4 million to estimated current fair market value.

(W) To record the pro forma deferred income tax effects of the acquisition using the purchase method of accounting.

(X) To adjust the historical EEX minority interest third party balance to fair market value to reflect the unwind of the gas sales obligation in accordance with the covenants of the merger agreement.

(Y) To record the pro forma adjustments to stockholder's equity using the purchase method of accounting. The adjustment amount is calculated as follows (in thousands):

Fair value of stock issued, as calculated in Note (P)
  above.....................................................  $258,071
  Less: EEX historical shareholders' equity.................   155,332
                                                              --------
Adjustment to stockholders' equity..........................  $102,739
                                                              ========

(Z) To adjust EEX historical results of operations for the disposition and discontinuance of its international operations, as if the transactions had occurred on January 1, 2001.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED SUPPLEMENTARY OIL AND GAS DISCLOSURES

The following pro forma estimated reserve quantities show the effect of the acquisition of EEX as of December 31, 2001:

                                                         AS OF DECEMBER 31, 2001
                                  HISTORICAL   HISTORICAL     PRO FORMA EEX        PRO FORMA   PRO FORMA
                                   NEWFIELD           EEX   DISPOSITIONS(A)   ADJUSTMENTS(B)    COMBINED
--------------------------------------------------------------------------------------------------------
PROVED:
  Oil and condensate (MBbls)....    36,342       14,560             (10,856)          (1,675)     38,371
  Gas (MMcf)....................   718,312      394,987                  --          (87,146)  1,026,153
          Total (MMcfe).........   936,364      482,347             (65,136)         (97,196)  1,256,379
PROVED DEVELOPED:
  Oil and condensate (MBbls)....    34,534        9,724              (6,644)          (1,209)     36,405
  Gas (MMcf)....................   662,879      310,884                  --          (50,894)    922,869
          Total (MMcfe).........   870,083      369,228             (39,864)         (58,148)  1,141,299

------------
(A) To adjust EEX historical reserves for the disposition of its international operations as if the disposition had occurred on January 1, 2001.

(B) Represents adjustments to EEX's reserves based on Newfield's estimates of EEX's reserves as of December 31, 2001. Newfield's estimates vary significantly from those of EEX as set forth in "EEX selected financial data" in this prospectus supplement. Please read "Difference in estimates of EEX proved reserves" in this prospectus supplement.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED SUPPLEMENTARY OIL AND GAS DISCLOSURES

The following pro forma estimated standardized measure of discounted future net cash flows shows the effect of the acquisition of EEX as of December 31, 2001:

                                               YEAR ENDED DECEMBER 31, 2001
                         HISTORICAL   HISTORICAL      PRO FORMA EEX         PRO FORMA    PRO FORMA
                          NEWFIELD           EEX    DISPOSITIONS(A)    ADJUSTMENTS(B)     COMBINED
--------------------------------------------------------------------------------------------------
                                                      (in thousands)
  Future cash
     inflows...........  $2,552,744   $1,227,200          $(194,400)        $(220,367)  $3,365,177
     Less related
       future:
       Production
          costs........    (686,995)    (553,000)(C)         162,600(C)        153,863    (923,532)
       Development and
          abandonment
          costs........    (258,885)          --                 --           (63,253)    (322,138)
                         ----------   ----------    ---------------    --------------   ----------
Future net cash flows
  before income
  taxes................   1,606,864      674,200            (31,800)         (129,757)   2,119,507
Future income tax
  expense..............    (282,460)      (4,300)             4,300           (76,974)    (359,434)
                         ----------   ----------    ---------------    --------------   ----------
Future net cash flows
  before discount......   1,324,404      669,900            (27,500)         (206,731)   1,760,073
10% annual discount for
  estimating timing of
  cash flows...........    (352,886)    (280,700)             5,500           115,904     (512,182)
                         ----------   ----------    ---------------    --------------   ----------
Standardized measure of
  discounted future net
  cash flows...........    $971,518     $389,200           $(22,000)         $(90,827)  $1,247,891
                         ==========   ==========    ===============    ==============   ==========

------------
(A) To adjust EEX historical reserves for the disposition of its international operations as if the disposition had occurred on January 1, 2001.

(B) Represents adjustments attributable to EEX's reserves based on Newfield's estimates of EEX's reserves as of December 31, 2001. Newfield's estimates vary significantly from those of EEX as set forth in "EEX selected financial data" in this prospectus supplement. Please read "Difference in estimates of EEX proved reserves" in this prospectus supplement.

(C)  Includes related future development costs.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Difference in estimates of EEX proved reserves

Our estimate of EEX's proved oil and gas reserves at December 31, 2001 is approximately 23% lower than EEX's estimate. EEX disagrees with our estimate and believes that no adjustment is required with respect to its reported estimate of proved reserves at December 31, 2001.

In general, an estimate of proved reserves depends on the availability, completeness and accuracy of data needed to develop the estimate and on the experience and judgment of the reservoir engineer making the estimate. Estimating accumulations of oil and gas is complex and is not exact because of the numerous uncertainties inherent in the process. Estimates prepared by different persons may vary significantly because of the judgments required when interpreting the data. See "Risk Factors--Risks Associated with Our Operations--Reserve estimates are inherently uncertain and depend on many assumptions that may turn out to be inaccurate" in the accompanying prospectus. In fact, it is common for the proved reserve estimates of the buyer and seller of oil and gas properties to vary significantly.

After our initial filing of the registration statement on Form S-4 in connection with our acquisition of EEX, representatives of EEX again met with us to assist us in categorizing, on a field-by-field basis, the differences in estimates of proved reserves. We placed substantially all of the differences into one of four categories:

+  the performance history of the reservoir (46% of the difference);

+ the map or drainage area or the volumetrics associated with the area (30% of the difference);

+  new well or discovery (14% of the difference); and

+  the availability of data (11% of the difference).

The predominant method of determining proved reserves associated with producing wells is to study the performance history and draw conclusions from that history. The performance history of a well, which includes production and pressure data, can be used to project what the well will produce in the future. Utilizing trends, the engineer can predict how much the well will ultimately recover, and thereby predict the remaining proved reserves. The most common techniques are graphing the well's production versus time or the well's pressure versus production, and extrapolating a trend line. Because data generally does not fit a perfectly straight line, the best fit of the data is interpretive. The engineer must decide whether external conditions have influenced some of the data points more than others, what conditions may change a trend in the future and whether there are reasons some of the historical data should be relied upon to a greater or lesser degree than other historical data. Additionally, the accuracy of data measurement in the field can influence how trends in the data are interpreted. Frequently, an engineer also will use analogies drawn from similar fields and wells that produce from similar sands in the same geologic region.

For a reservoir that does not have an established production history, the primary method of estimating proved reserves is the volumetric method. This method involves the calculation of the volume of oil and gas within the hydrocarbon reservoir by geologic interpretation and analysis. The configuration and size of the hydrocarbon reservoir are determined by using well logs and seismic data. Well logs also are used to determine the physical parameters of the reservoir, such as the porosity of the rocks in which the reservoir resides, the relative volumes of oil, gas and water and the portion of the reservoir that has adequate fluid flow properties so that it may be produced. Interpretive differences in these parameters based upon the experience and judgment of the geologist or engineer can result in different volumes being mapped or included in the drainage area. A seemingly small difference in just one component of the parameters used to determine volumes of proved reserves can have a significant

--------------------------------------------------------------------------------

DIFFERENCE IN ESTIMATES OF EEX PROVED RESERVES
--------------------------------------------------------------------------------

effect on the outcome. Also included in this category of differences are estimates of the areas that can be produced by one or more wells and the recovery efficiency of a well. Generally, the drainage area is determined based upon technical data obtained from producing the wells or by analogy to another similar reservoir.

Differences in reserve determinations relating to recently drilled wells or new discoveries often arise because of the limited amount of data available to support either volumetric or performance history reserve determinations. The determination of proved reserves is subject to even greater variation between interpreters when the newly discovered producing zone is not a recognized or significant producing zone in a geologic trend and there are few, if any, analogies for producing characteristics or experience with hydrocarbon recoveries on a per well or per completion basis.

In the course of determining proved reserves, data from both the wells being analyzed and from other wells in a geologic trend, together with two-dimensional and three-dimensional seismic data, can be used by geologists and engineers in their evaluation. Data that one party has that are not specific to the well being analyzed but are relevant to the analysis may be different from the data being used by the other party. One party may have performance history data from other wells in which it owns an interest that are relevant to the analysis but are not available to the other party. Additionally, new data are constantly becoming available, but parties may receive it at different times or give it different weight in a particular application. If different data are used in the analysis, it is likely to result in a different determination of proved reserves.

Description of existing indebtedness

REVOLVING CREDIT FACILITY AND MONEY MARKET LINES

We have a $425 million reserve-based revolving credit facility that matures on January 23, 2004. The amount available under our credit facility is subject to a calculated borrowing base determined by banks holding 75% of the aggregate commitments. The borrowing base is reduced by the aggregate outstanding principal amount of our senior notes ($300 million). As of August 1, 2002, the borrowing base was $525 million. The borrowing base is redetermined at least semi-annually. We cannot assure you that the banks will not elect to redetermine the borrowing base in the future.

Borrowings under our credit facility accrue interest at a rate equal to (a) for base rate loans, the higher of (i) the federal funds rate plus 0.5% or (ii) the lead bank's publicly announced prime rate, plus, in either case, an applicable margin, based on our funded debt to EBITDA ratio and our credit ratings, ranging from 0.0% to 0.5%, or (b) for Eurodollar loans, the published Eurodollar rate plus an applicable margin, based on our funded debt to EBITDA ratio and our credit ratings, ranging from 1.125% to 1.75%.

The terms of our credit facility include, among other restrictions, requirements as to the maintenance of a minimum net worth and certain minimum financial ratios, including maintaining working capital and funded debt to EBITDA ratios. In addition, our credit facility contains customary covenants that limit our ability to, among other things:

+  incur debt;

+  repurchase capital stock;

+  enter into merger or consolidation transactions;

+  dispose of properties; and

+  enter into certain contracts and leases.

--------------------------------------------------------------------------------

DESCRIPTION OF EXISTING INDEBTEDNESS
--------------------------------------------------------------------------------

At March 31, 2002 we had $113 million available under our credit facility and had outstanding borrowings of $97 million.

We also have money market lines of credit with various banks in an amount limited by the credit facility to $40 million. As of March 31, 2002, there were $14 million of borrowings outstanding under these lines of credit.

The lenders under our credit facility have agreed that our borrowing base will increase to $735 million upon consummation of the EEX acquisition. In addition to the reduction for our outstanding senior notes, the borrowing base would be reduced by an amount equal to the aggregate principal amount of the outstanding EEX Secured Notes ($100.8 million as of March 31, 2002) plus a to-be-agreed percentage of the aggregate principal amount of the notes issued in this offering. JPMorgan Chase, the agent bank under our credit facility, has informed us that it will recommend to our other lenders that they agree that such percentage will be 30%.

On a pro forma basis after giving effect to the acquisition of EEX, this offering and the amendment of our credit facility (assuming that our lenders agree that the borrowing base will be reduced by 30% of the aggregate principal amount of the notes issued in this offering), as of March 31, 2002, we had approximately $100 million available under our credit facility and money market lines of credit and had outstanding borrowings of approximately $176 million.

SENIOR NOTES DUE 2007 AND 2011

On October 9, 1997, we sold $125 million aggregate principal amount of 7.45% Senior Notes due 2007. On February 22, 2001, we sold $175 million aggregate principal amount of 7 5/8% Senior Notes due 2011.

We may redeem some or all of the Senior Notes due 2007 and the Senior Notes due 2011 at any time before their maturity at a redemption price based on a make-whole amount plus accrued and unpaid interest to the date of redemption. Neither the Senior Notes due 2007 nor the Senior Notes due 2011 are entitled to the benefit of any sinking fund. The indentures governing the Senior Notes due 2007 and the Senior Notes due 2011 contain covenants that limit our ability to, among other things:

+  incur debt secured by certain liens;

+  enter into sale/leaseback transactions; and

+  enter into merger or consolidation transactions.

The indentures governing the Senior Notes due 2007 and the Senior Notes due 2011 also provide that if any of our subsidiaries guarantees any of our indebtedness at any time in the future, then we will cause the Senior Notes due 2007 and the Senior Notes due 2011 to be equally and ratably guaranteed by such subsidiary. The Senior Notes due 2007 and the Senior Notes due 2011 are our unsecured and unsubordinated obligations and rank equally with all of our other existing and future unsecured and unsubordinated obligations.

EEX SECURED NOTES

In the second quarter of 2001, EEX assumed the obligations under certain secured notes due 2009 in connection with the termination of two leveraged leasing arrangements (the "EEX Secured Notes"). The EEX Secured Notes accrue interest at a rate of 7.54% per year and are secured by EEX's interest in certain pipelines and a combination deepwater drilling rig and processing facility located in the Gulf of Mexico. EEX may redeem all of the EEX Secured Notes at any time at a redemption price equal to 100% of the unpaid principal amount of the EEX Secured Notes plus any required make-whole amounts and accrued and unpaid interest to the date of redemption. Following our acquisition of EEX,

--------------------------------------------------------------------------------

DESCRIPTION OF EXISTING INDEBTEDNESS
--------------------------------------------------------------------------------

EEX will be our wholly owned subsidiary, and the EEX Secured Notes will remain outstanding. As of March 31, 2002, the outstanding principal amount of the EEX Secured Notes was $100.8 million. Provisions of the EEX Secured Notes provide for the amortization of principal over their term.

SUBORDINATION

Payments of principal, interest and premium, if any, on the notes will be subordinated to payments on our existing and future senior debt, including amounts outstanding under our credit facility, our Senior Notes due 2007 and our Senior Notes due 2011. As of March 31, 2002, on a pro forma basis giving effect to this offering and our acquisition of EEX, our senior debt was approximately $576.5 million, which is comprised of borrowings under our credit facility, our Senior Notes due 2007, our Senior Notes due 2011 and the EEX Secured Notes.

In addition, payments of principal, interest and premium, if any, on the notes will be effectively subordinated to the payment of all debts and liabilities of our subsidiaries. As of March 31, 2002, on a pro forma basis giving effect to this offering and our acquisition of EEX, our subsidiaries had approximately $226.0 million of liabilities (excluding intercompany liabilities and deferred revenue).

Please read "Description of the notes--Ranking" in this prospectus supplement for more information about the subordination of the notes.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Description of the notes

Newfield Exploration Company will issue the Notes under a Subordinated Indenture dated as of December 10, 2001, between itself and Wachovia Bank, National Association (formerly First Union National Bank), as Trustee, as supplemented by an indenture supplement creating the Notes (the "Indenture"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading "--Certain Definitions." In this description, the words "Company," "we," "us" and "our" refer only to Newfield Exploration Company and not to any of its subsidiaries.

The following description and the description in the accompanying prospectus are summaries of the material provisions of the Notes and the Indenture. These descriptions do not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. We have filed a copy of the Indenture as an exhibit to the registration statement that includes the accompanying prospectus.

The description of the Notes in this prospectus supplement replaces the description of the general provisions of the Notes and the Indenture in the accompanying prospectus to the extent that it is inconsistent with the accompanying prospectus. The Notes are an issue of "subordinated debt securities" as that term is used in the accompanying prospectus.

GENERAL

These Notes:

+  are unsecured senior subordinated obligations of the Company;

+ are subordinated in right of payment to all existing and future Senior Indebtedness of the Company; and

+ are senior in right of payment to any future Subordinated Obligations of the Company.

PRINCIPAL, MATURITY AND INTEREST

The Company will issue the Notes initially with a maximum aggregate principal amount of $225 million. The Company will issue the Notes in denominations of
$1,000 and any integral multiple of $1,000. The Notes will mature on August   ,
2012. Subject to our compliance with the covenant described under the subheading "--Certain Covenants--Limitation on Indebtedness," we are entitled to, without the consent of the holders, issue more Notes under the Indenture on the same terms and conditions and with the same CUSIP number as the Notes being offered hereby in an unlimited principal amount (the "Additional Notes"). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the notes," references to the Notes include any Additional Notes actually issued.

Interest on these Notes will accrue at the rate of   % per annum and will be
payable semiannually in arrears on February   and August   , commencing on
February   , 2003. We will make each interest payment to the holders of record
of these Notes on the immediately preceding           and           . We will
pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

--------------------------------------------------------------------------------

DESCRIPTION OF THE NOTES
--------------------------------------------------------------------------------

Interest on these Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

On and after August   , 2007, we will be entitled at our option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period
commencing on August   of the years set forth below:

                                                              REDEMPTION
PERIOD                                                          PRICE
------------------------------------------------------------------------
2007........................................................         %
2008........................................................         %
2009........................................................         %
2010 and thereafter.........................................   100.00%

Prior to August   , 2005, we may at our option on one or more occasions redeem
Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) issued prior to the redemption date at a redemption
price (expressed as a percentage of principal amount) of   %, plus accrued and
unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided that

     (1) at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

     (2) each such redemption occurs within 90 days after the date of the related Public Equity Offering.

We will be entitled, at our option, at any time as a whole prior to August   ,
2007, to redeem the Notes (which includes the Additional Notes, if any) at a redemption price equal to the sum of:

     (1) the principal amount thereof, plus

     (2) accrued and unpaid interest, if any, to the redemption date, plus

     (3) the Applicable Premium at the redemption date (which is computed with reference to the applicable Treasury Rate).

ESCROW OF PROCEEDS; SPECIAL MANDATORY REDEMPTION

At the closing of this offering, the Company will escrow the net proceeds of the offering (before expenses) with Wachovia Bank, National Association, pursuant to a Pledge and Escrow Agreement between the two parties (the "Pledge and Escrow Agreement").

Upon the occurrence of the earliest of the following three events (the "Special Mandatory Redemption Trigger"), the Company will redeem all the Notes (the "Special Mandatory Redemption") at a

--------------------------------------------------------------------------------

DESCRIPTION OF THE NOTES
--------------------------------------------------------------------------------

redemption price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the mandatory redemption date:

+ December 31, 2002 if the EEX acquisition has not been consummated by such date;

+  the abandonment of the EEX acquisition; or

+  the termination of the EEX merger agreement.

Within ten days of the occurrence of the Special Mandatory Redemption Trigger, we will cause notice of the Special Mandatory Redemption to be mailed by first-class mail to each holder of Notes at its registered address and to the Escrow Agent, stating, among other matters prescribed in the Indenture, that a Special Mandatory Redemption Trigger has occurred and that all of the Notes will be redeemed on the redemption date set forth in such notice (which shall be no earlier than 15 days and no later than 30 days from the date such notice is mailed).

If the Escrow Agent receives notice from the Company that the closing of the EEX acquisition will occur on or prior to December 31, 2002, the Escrow Agent will release all escrowed funds to the Company upon presentation of an Officers' Certificate certifying that (1) the Company simultaneously with such release will fully complete the EEX acquisition in conformity in all material respects with the terms and with satisfaction of all material conditions of the EEX merger agreement (after giving effect to any amendment, waiver or modification to any term or condition, which amendment, waiver or modification does not have a material adverse effect on the Holders) and (2) the terms of the transactions entered into and the operations and assets and liabilities acquired and assumed in the EEX acquisition conform in all material respects to the descriptions thereof contained in this prospectus supplement, subject only to any changes provided for, discussed or contemplated in this prospectus supplement.

During the period from the date of original issuance through, but not including, the date that the EEX acquisition is consummated, the Company's obligation to effect the Special Mandatory Redemption will be secured by the pledge of the net proceeds of this offering (before expenses). The escrowed funds will be held by Wachovia Bank, National Association, as Escrow Agent, pursuant to the Pledge and Escrow Agreement. While in escrow, the escrowed funds may be invested in Temporary Cash Investments. A copy of the Pledge and Escrow Agreement is available upon request to the Company. The Escrow Agent is also the Trustee under the Indenture for the Notes.

If the Escrow Agent receives a notice of mandatory redemption, the Escrow Agent will liquidate the escrowed funds then held by it sufficiently prior to the mandatory redemption date to permit it to release to the Paying Agent for the Notes all the escrowed funds. Concurrently with such release to the Paying Agent, the Company will deliver to the Paying Agent any additional funds needed to complete the Special Mandatory Redemption.

Certain provisions relating to the Company's obligation to redeem Notes in a Special Mandatory Redemption may not be waived or modified without the written consent of the Holders of all the Notes.

--------------------------------------------------------------------------------

DESCRIPTION OF THE NOTES
--------------------------------------------------------------------------------

SELECTION AND NOTICE OF REDEMPTION

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that the notice of Special Mandatory Redemption shall be as described above.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

NO OTHER MANDATORY REDEMPTION; OFFERS TO PURCHASE; OPEN MARKET PURCHASES

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes except as described in "--Escrow of Proceeds--Special Mandatory Redemption" above. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions "--Change of Control" and "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase Notes in the open market or otherwise.

GUARANTIES

Under the circumstances described below, our obligations under the Notes may in the future be jointly and severally guaranteed by our existing or future Subsidiaries as Subsidiary Guarantors. Initially, we expect that there will be no Subsidiary Guarantors. Although the Indenture does not contain any requirement that any Subsidiary initially execute and deliver a Guaranty Agreement providing for a Subsidiary Guarantee, the covenant described below under "--Certain Covenants--Future Guarantors" may require a Subsidiary in the future to execute and deliver a Guaranty Agreement.

Under its Subsidiary Guarantee, each Subsidiary Guarantor will guarantee, jointly and severally, on a senior subordinated basis to each Holder and the Trustee, the full and prompt performance of our obligations under the Indenture and the Notes, including the payment of principal of (or premium, if any, on) and interest on the Notes.

The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See "Risk Factors--Risks Associated with the Notes--Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees."

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

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If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its Subsidiary Guaranty could be reduced to zero. See "Risk factors--Risks Associated with the Notes--Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees."

The Subsidiary Guaranty of a Subsidiary Guarantor will be released:

     (1) upon the sale or other disposition (including by way of consolidation or merger) of all of the Capital Stock of that Subsidiary Guarantor, in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture;

     (2) upon the liquidation and dissolution of such Subsidiary Guarantor;

     (3) upon our exercise of our legal defeasance or covenant defeasance option as described under "--Defeasance;" or

     (4) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary.

RANKING

SENIOR INDEBTEDNESS VERSUS NOTES
The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company and such Subsidiary Guarantor under the Revolving Credit Facility.

As of March 31, 2002, after giving pro forma effect to this offering, the EEX acquisition and the application of the estimated net proceeds from this offering:

     (1) the Company's Senior Indebtedness would have been approximately $576.5 million, $276.9 million of which would have been Secured Indebtedness; and

     (2) the Indebtedness of the Company's Subsidiaries (excluding intercompany Indebtedness) would have been approximately $226.0 million.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitation on Indebtedness."

LIABILITIES OF SUBSIDIARIES VERSUS NOTES
All of our international and U.S. mid-continent properties are owned and operated by our subsidiaries, and EEX will become a subsidiary as part of the EEX acquisition. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the Notes. Holders of the Notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the Notes and to all secured or senior creditors of our subsidiaries, whether or not they guarantee the Notes, with respect to the assets securing the claims of those secured creditors and generally with respect to senior creditors.

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Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "--Certain Covenants-- Limitation on Indebtedness."

OTHER SENIOR SUBORDINATED INDEBTEDNESS VERSUS NOTES
Only Indebtedness of the Company or any Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively.

We have agreed in the Indenture that we and any Subsidiary Guarantor will not Incur, directly or indirectly, any Indebtedness that is contractually subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Subsidiary Guarantor, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantor, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantor, as applicable. The Indenture does not treat unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured.

PAYMENT OF NOTES

We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under "--Defeasance" below and may not purchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if either of the following occurs (a "Payment Default"):

     (1) any Obligation on any Designated Senior Indebtedness of the Company is not paid in full when due; or

     (2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash or cash equivalents. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee and by us of written notice (a "Payment Blockage Notice") of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

     (1) by written notice to the Trustee and us from the Person or Persons who gave such Payment Blockage Notice;

     (2) because the default giving rise to such Payment Blockage Notice is cured, waived or otherwise no longer continuing; or

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     (3) because such Designated Senior Indebtedness has been discharged or repaid in full.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect.

Upon any payment or distribution of the assets of the Company upon a liquidation, dissolution or reorganization of or similar proceeding relating to the Company or its property:

     (1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash or cash equivalents of such Senior Indebtedness before the Holders of the Notes are entitled to receive any payment;

     (2) until the Senior Indebtedness of the Company is paid in full in cash or cash equivalents, any payment or distribution to which Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

     (3) if a distribution is made to Holders of the Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration.

A Subsidiary Guarantor's obligations under its Subsidiary Guaranty will be senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described above with respect to the Company's obligations under the Notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the Holders of the Notes, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the Holders of the Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "--Defeasance."

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BOOK-ENTRY, DELIVERY AND FORM; PAYMENT

We will initially issue the Notes in the form of one or more global notes. See "Description of Debt Securities--Payment and Transfer" and "--Book-Entry System" in the accompanying prospectus.

CHANGE OF CONTROL

Upon the occurrence of any of the following events (each a "Change of Control"), then unless the Company shall have exercised its right to redeem all the Notes each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

     (1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules l3d-3 and l3d-5 under the Exchange Act), except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

     (2) during any period of two consecutive years, individuals who, at the beginning of such period, constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

     (3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

     (4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Unless we have exercised our right to redeem all the Notes and have delivered an irrevocable notice of redemption to the Trustee, within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

     (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

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     (2) the circumstances and relevant facts regarding such Change of Control
     (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

     (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

     (4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "--Certain Covenants--Limitation on Indebtedness." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The Revolving Credit Facility provides that the occurrence of certain change of control events with respect to the Company will constitute a default thereunder. In the event that at the time of a Change of Control the terms of any Senior Indebtedness of the Company (including the Revolving Credit Facility) restrict or prohibit the purchase of Notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time would result in an Event of Default with respect to the Notes, which would, in turn, constitute a default under the Revolving Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase

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the Notes could cause a default under such indebtedness, even if the Change of
Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company (determined on a consolidated basis) to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

CERTAIN COVENANTS

The Indenture contains covenants including, among others, the following:

COVENANT SUSPENSION

During any period that the Notes have a rating equal to or higher than BBB- by S&P and Baa3 by Moody's ("Investment Grade Ratings") and no Default has occurred and is continuing, the Company and the Restricted Subsidiaries will not be subject to the following covenants:

     (a) paragraphs (a) through (d) of the covenant described under "--Limitation on Indebtedness;"

     (b) "--Limitation on Restricted Payments;"

     (c) "Limitation on Restrictions on Distributions from Restricted Subsidiaries;"

     (d) "Limitation on Sales of Assets and Subsidiary Stock;"

     (e) "Limitation on Affiliate Transactions;"

     (f) clause (3) of the covenant described under "--Merger and Consolidation;" and

     (g) "--Future Guarantors,"

(collectively, the "Suspended Covenants"). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence, and subsequently one or both of S&P and Moody's downgrades the rating assigned to the Notes below BBB-, in the case of S&P, and below Baa3, in the case of Moody's, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants (subject to subsequent suspension if the Notes again receive Investment Grade Ratings), and, with respect to Restricted Payments proposed to be made after the time of such downgrade, the permissibility of such proposed Restricted Payments will be calculated in accordance with the terms of the covenant described below under "--Limitation on Restricted Payments" as though such covenant had been in effect since the Issue Date, it being understood, however, that no actions taken by the Company or any Restricted Subsidiary during the suspension period shall constitute a Default or an Event of Default under the Suspended Covenants.

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LIMITATION ON INDEBTEDNESS

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2.5 to 1.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness ("Permitted Indebtedness"):

     (1) Indebtedness Incurred by the Company and its Restricted Subsidiaries pursuant to Credit Facilities; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $425 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3) (A) of the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock" and (B) $200 million plus 20% of ACNTA as of the date of such Incurrence;

     (2) Indebtedness owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness, unless such Indebtedness is owing to a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

     (3) the Notes (but excluding any Additional Notes) and all Subsidiary Guaranties;

     (4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

     (5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary became a Restricted Subsidiary or was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Restricted Subsidiary or was acquired by the Company); provided, however, that on the date such Subsidiary became a Restricted Subsidiary or was acquired by the Company and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

     (6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Restricted Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary or the Company;

     (7) Hedging Obligations consisting of Interest Rate Agreements directly related to Indebtedness outstanding on the Issue Date or permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture;

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     (8) Hedging Obligations consisting of Oil and Natural Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Subsidiaries;

     (9) obligations in respect of performance, bid and surety bonds, including Guarantees and letters of credit functioning as or supporting such performance, bid and surety bonds, completion guarantees and other reimbursement obligations provided by the Company or any Restricted Subsidiary in the ordinary course of business (in each case other than for an obligation for money borrowed);

     (10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

     (11) Indebtedness consisting of any Guarantee by the Company or a Subsidiary Guarantor of Indebtedness of the Company or a Subsidiary Guarantor outstanding on the Issue Date or permitted by the Indenture to be Incurred by the Company or a Subsidiary Guarantor;

     (12) Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price, cost of construction or improvement or carrying cost of assets used in the business of the Company and its Restricted Subsidiaries and related financing costs, and Refinancing Indebtedness Incurred to Refinance any Indebtedness Incurred pursuant to this clause, in an aggregate principal amount at any one time outstanding not to exceed $25 million;

     (13) Indebtedness arising from any agreement providing for indemnities, Guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than Guarantees of Indebtedness) Incurred by any Person in connection with the acquisition or disposition of assets;

     (14) in-kind obligations relating to net oil or natural gas balancing positions arising in the ordinary course of business;

     (15) Non-Recourse Purchase Money Indebtedness; and

     (16) Indebtedness of the Company or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses
     (1) through (15) above or paragraph (a)) does not exceed $50 million.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness, or is entitled to be incurred in compliance with the Consolidated Coverage Ratio in the preceding paragraph (a), the Company may, in its sole discretion, classify (or later reclassify) in whole or in part such item of Indebtedness in any manner that complies with this covenant as of the date of Incurrence of such item of Indebtedness, and such item of Indebtedness or a portion thereof may be classified (or later reclassified) in whole or in part as having been Incurred under more than one of the applicable clauses of Permitted Indebtedness or in compliance with the Consolidated Coverage Ratio in the preceding paragraph (a) as of the date of Incurrence of such item of Indebtedness.

(c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor

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unless such Indebtedness shall be subordinated to the Notes or the applicable
Subsidiary Guaranty to at least the same extent as such Subordinated
Obligations.

(d) For purposes of determining compliance with this covenant:

     (1) any Indebtedness remaining outstanding under the Revolving Credit Facility after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

     (2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, or is entitled to be incurred in compliance with the Consolidated Coverage Ratio in clause (a) of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Indebtedness in one of the above clauses; and

     (3) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above or as having been incurred in compliance with the Consolidated Coverage Ratio in clause (a) of this covenant.

(e) Notwithstanding paragraphs (a) and (b) above, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in right of payment to any Senior Indebtedness of such Person, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person.

LIMITATION ON RESTRICTED PAYMENTS

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

     (1) a Default shall have occurred and be continuing (or would result therefrom);

     (2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness;" or

     (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

        (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter for which financial statements of the Company are publicly available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

        (B) 100% of the aggregate Net Cash Proceeds or the fair market value of property other than cash (including Capital Stock of Persons engaged in the Oil and Gas Business or assets used in the Oil and Gas Business) received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale (x) in connection with the acquisition of EEX Corporation by merger, (y) to a Subsidiary of the Company and (z) to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

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        (C) the aggregate Net Cash Proceeds received by the Company subsequent to the Issue Date from the issuance or sale of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees; provided, however, that if such employee stock ownership plan or trust Incurs any Indebtedness to finance the purchase of such Capital Stock, such aggregate amount shall be limited to the excess of such Net Cash Proceeds over the amount of such Indebtedness plus an amount equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made from time to time by such employee stock ownership plan or trust with respect to such Indebtedness; plus

        (D) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

        (E) an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that to the extent the foregoing sum exceeds, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary, such excess shall not be included in this clause (E) unless the amount represented by such excess has not been and will not be taken into account in one of the foregoing clauses (A)-(D); plus

        (F) $15.0 million.

(b) The preceding provisions will not prohibit:

     (1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent issuance or sale of, or made by conversion into or exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from one or more of its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause
     (3)(B) of paragraph (a) above;

     (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or any Subsidiary Guarantor made by exchange for,

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     or out of the proceeds of the substantially concurrent sale of,
     Indebtedness which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness;" provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

     (3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Disqualified Stock of the Company or a Subsidiary Guarantor made by conversion into or exchange for, or out of the proceeds of the substantially concurrent issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) of, Disqualified Stock of the Company which is permitted to be issued pursuant to the covenant described under "--Limitation on Indebtedness;" provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

     (4) (A) distributions on the Existing Trust Preferred Securities at a rate per annum not to exceed 6 1/2% of the $50 liquidation preference per Existing Trust Preferred Security and (B) other dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such distribution or dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such distribution or dividend shall be included in the calculation of the amount of Restricted Payments at the time of payment;

     (5) so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such purchases, redemptions and other acquisitions and retirements (excluding amounts representing cancellation of Indebtedness) shall not exceed $2.0 million in any calendar year; provided further, however, that such purchases, redemptions and other acquisitions and retirements shall be excluded in the calculation of the amount of Restricted Payments;

     (6) repurchases, acquisitions or retirements of shares of Company common stock deemed to occur upon the exercise of stock options or similar rights issued under employee benefit plans when shares are surrendered to pay all or a portion of the exercise price or to satisfy any federal income tax obligations; provided, however, that such repurchases, acquisitions or retirements shall be excluded in the calculation of the amount of Restricted Payments;

     (7) the payment of cash in lieu of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this covenant; provided, however, that such payment will be excluded in the calculation of the amount of Restricted Payments;

     (8) upon the occurrence of a Change of Control or an Asset Disposition and within 60 days after the completion of the offer to repurchase the Notes pursuant to the covenants described under "--Change of Control" above or "--Limitation on Sales of Assets and Subsidiary Stock" below (including the purchase of all Notes tendered), any purchase, repurchase, redemption, defeasance, acquisition or other retirement for value of Subordinated Obligations required pursuant to the terms thereof as a result of such Change of Control or Asset Disposition at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus accrued

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     and unpaid interest thereon, if any; provided, however, that (A) at the time of such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, no Default shall have occurred and be continuing (or would result therefrom), and (B) such purchase, repurchase, redemption, defeasance or other acquisition and retirement for value will be excluded in the calculation of the amount of Restricted Payments; or

     (9) any redemption pursuant to a Qualified Redemption Transaction; provided, however, that such redemption shall be included in the calculation of the amount of Restricted Payments at the time of the redemption.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the assets proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, in accordance with the Restricted Payment.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described above, the Company, in its sole discretion, may order and classify such Restricted Payment in any manner in compliance with this covenant.

LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company,
(b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

     (1) with respect to clauses (a), (b) and (c),

        (i) any encumbrance or restriction pursuant to an agreement governing Indebtedness or Capital Stock and other agreements or instruments in effect at or entered into on the Issue Date;

        (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary or Capital Stock or other agreement or instrument of such Restricted Subsidiary in existence on or prior to the date on which such Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary (other than Indebtedness Incurred, Capital Stock issued or agreements or instruments entered into as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

        (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing in whole or in part of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause (iii) or clause (B) of clause (2) of this covenant or contained in any amendment to, or modification, restatement, renewal, increase, supplement, replacement or extension of an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause (iii) or clause (B) of clause (2) of this covenant; provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment, modification, restatement, renewal, increase, supplement, replacement or extension agreement are not materially more restrictive, taken as a whole, than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

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        (iv) any customary encumbrance or restriction with respect to a
        Restricted Subsidiary imposed pursuant to a merger agreement or an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

        (v) customary encumbrances and restrictions contained in agreements of the types described in the definition of the term "Permitted Business Investments;" and

        (vi) customary supermajority voting provisions and other customary provisions with respect to the disposition or distribution of assets, each contained in corporate charters, bylaws, stockholders' agreements, limited liability company agreements, partnership agreements, joint venture agreements and other similar agreements entered into in the ordinary course of business of the Company and its Restricted Subsidiaries; and

     (2) with respect to clause (c) only,

        (A) any such encumbrance or restriction consisting of customary nonassignment provisions (including provisions forbidding subletting or sublicensing) in leases governing leasehold interests and licenses to the extent such provisions restrict the transfer of the lease or license or the property leased, or licensed thereunder;

        (B) any encumbrance or restriction contained in credit agreements, security agreements or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such credit agreements, security agreements or mortgages;

        (C) encumbrances and restrictions contained in any agreement, instrument or Capital Stock assumed by the Company or any of its Restricted Subsidiaries or for which any of them becomes liable as in effect at the time of such transaction (except to the extent such agreement, instrument or Capital Stock was entered into in connection with or in contemplation of such transaction), which encumbrances and restrictions are not applicable to, any assets other than assets acquired in connection with such transaction and all improvements, additions and accessions thereto and products and proceeds thereof;

        (D) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

        (E) encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of, or from the ability of the Company and the Restricted Subsidiaries to realize the value of, property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; and

        (F) restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over the Company or such Restricted Subsidiary.

LIMITATION ON LIENS

The Company will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or suffer to exist or become effective any Lien securing Indebtedness of any kind except for Permitted Liens, on or with respect to any of its assets, whether owned at the Issue Date or thereafter acquired, unless (A) in the case of any Lien securing Subordinated Obligations, the Notes are secured by a Lien on such assets that is senior in priority to such Lien and (B) in the case of any other Lien, the Notes are either secured equally and ratably with such Indebtedness or are secured by a Lien on such assets that is senior in priority to such Lien.

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LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

     (1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration) (as determined in good faith by the Board of Directors, an Officer or an officer of such Restricted Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision), of the shares and assets subject to such Asset Disposition;

     (2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents, oil and natural gas properties or capital assets to be used by the Company or any Restricted Subsidiary in the Oil and Gas Business; and

     (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

        (A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

        (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets or to make capital expenditures in the Oil and Gas Business within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

        (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the Notes (and to holders of other Senior Subordinated Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment, purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $20 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

     (1) the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

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     (2) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 120 days of their receipt.

Notwithstanding the foregoing, the 75% limitation referred to in paragraph
(a)(2) above shall be deemed satisfied with respect to any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation.

The requirement of clause (a)(3)(B) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within the time period specified in such clause and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement.

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause
(a)(3)(C) above, the Company will make such offer to purchase Notes on or before the 366th day after the date of such Asset Disposition or the receipt of such Net Available Cash, and will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness of the Company) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $20 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

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LIMITATION ON AFFILIATE TRANSACTIONS

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

     (1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could reasonably be expected to be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

     (2) if such Affiliate Transaction involves an amount in excess of $15 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

     (3) if such Affiliate Transaction involves an amount in excess of $30 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

     (1) any Investment or other Restricted Payment, in each case not prohibited to be made pursuant to the covenant described under "--Limitation on Restricted Payments;"

     (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other benefit plans approved by the Board of Directors;

     (3) loans or advances to officers, directors and employees who are Affiliates in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $3.0 million in the aggregate outstanding at any one time;

     (4) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

     (5) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

     (6) reasonable fees and reasonable compensation paid to, and indemnity and similar arrangements provided on behalf of, officers, directors and employees of the Company or any Restricted Subsidiary as determined in good faith by the Board of Directors or the Company's senior management; and

     (7) any agreement as in effect on the Issue Date and described in this prospectus supplement or the accompanying prospectus or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby.

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MERGER AND CONSOLIDATION

The Company will not consolidate with or merge with or into, or convey, transfer, lease or otherwise dispose of, in one transaction or a series of related transactions, directly or indirectly, all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, any Person, unless:

     (1) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

     (2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

     (3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness;"

     (4) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture; and

     (5) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction bad not occurred.

provided, however, that clause (3) will not be applicable to (A) the Company or a Restricted Subsidiary consolidating with, merging into, conveying, transferring or leasing all or part of its properties and assets to the Company or a Subsidiary Guarantor or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction within the United States of America or (C) at a time when the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants.

For purposes of this covenant, the conveyance, transfer, lease or other disposition of all or substantially all of the assets of one or more Subsidiaries of the Company, which assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the assets of the Company on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the assets of the Company.

The Successor Company (if not the Company) will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into any Person, except another Subsidiary Guarantor or the Company, unless:

     (1) except in the case of a Subsidiary Guarantor whose Capital Stock has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), including through a merger or consolidation, if in connection therewith the Company complies with its

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     obligations under the covenant described under "--Limitation on Sales of
     Assets and Subsidiary Stock" in respect of such disposition, the resulting or surviving Person (if not such Subsidiary Guarantor) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary Guarantor was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty;

     (2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting or surviving Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

     (3) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation or merger, and such Guaranty Agreement comply with the Indenture.

FUTURE GUARANTORS

The Company will cause each Restricted Subsidiary that Guarantees or secures any other Indebtedness of the Company to, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

SEC REPORTS

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (to the extent the SEC will accept such filings) and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections (but, without exhibits in the case of Noteholders), such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections.

DEFAULTS

In lieu of the Events of Default described in the accompanying prospectus under the caption "Description of Debt Securities--Events of Default," each of the following will be an Event of Default with respect to the Notes:

     (1) a default in the payment of interest on the Notes when due, continued for 30 days;

     (2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

     (3) the failure by the Company to comply with its obligations under "--Certain Covenants--Merger and Consolidation" above;

     (4) the failure by the Company or any Subsidiary Guarantor to comply with its other agreements contained in the Indenture;

     (5) principal of or interest on any Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after payment is due, or the principal thereof is accelerated by the holders thereof because of a default and the total principal amount of such Indebtedness exceeds $10 million (the "cross acceleration provision"), provided,

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     however, that if any such Indebtedness is repaid or any such acceleration rescinded, within a period of 10 days beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

     (6) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or any Significant Subsidiary (the "bankruptcy provisions");

     (7) any judgment or decree for the payment of money in excess of $10 million above the coverage under applicable insurance policies and indemnities as to which the relevant insurer or indemniter has not disclaimed responsibility is entered against the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the "judgment default provision"); or

     (8) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) for five days after notice or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty (the "Guaranty Failure Provision").

However, a default under clauses (4) and (8) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within 90 days after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

The accompanying prospectus describes under the caption "Description of Debt Securities--Events of Default" the remedies of Noteholders for Events of Default.

AMENDMENTS AND WAIVERS

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

     (1) reduce the amount of Notes whose Holders must consent to an amendment;

     (2) reduce the rate of or extend the time for payment of interest on any Note;

     (3) reduce the principal of or extend the Stated Maturity of any Note;

     (4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "--Optional Redemption" or "--Escrow of Proceeds; Special Mandatory Redemption" above;

     (5) make any Note payable in money other than that stated in the Note;

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     (6) impair the right of any Holder of the Notes to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes;

     (7) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions;

     (8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders in any material respect; or

     (9) make any change in any Subsidiary Guaranty that would adversely affect the Noteholders in any material respect.

Notwithstanding the preceding, the covenant described under the caption "--Change of Control" may be waived or amended as described in the last paragraph of the description.

Notwithstanding the preceding, without the consent of any Holder of the Notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

     (1) to cure any ambiguity, omission, defect or inconsistency;

     (2) to provide for the assumption by a successor of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

     (3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

     (4) to add Guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

     (5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

     (6) to make any change that does not adversely affect the rights of any Holder of the Notes in any material respect;

     (7) to make any change in the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness of the Company or any Subsidiary Guarantor;

     (8) to make any change in respect of one or more other series of subordinated debt securities that is not applicable to the Notes;

     (9) to establish any other series of subordinated debt securities as permitted by the Indenture; or

     (10) to provide for a successor Trustee;

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless such holder of such Senior Indebtedness (or its Representative) consents to such change or as otherwise permitted by the notes, debentures, bonds or other similar instruments evidencing such Senior Indebtedness.

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DEFEASANCE

At any time, we may terminate all our obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under "--Change of Control" and under the covenants described under "--Certain Covenants" (other than the covenant described under "--Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiary Guarantors and Significant Subsidiaries and the judgment default and Guarantor failure provision described under "--Defaults" above and the limitations contained in clause (3) of the first paragraph under "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance") if we comply with the conditions described under "Description of Debt Securities--Defeasance--Defeasance of Certain Covenants" in the accompanying prospectus.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause
(4), (5), (6) (with respect only to Significant Subsidiaries and Subsidiary Guarantors), (7) or (8) under "--Defaults" above or because of the failure of the Company to comply with clause (3) of the first paragraph under "--Certain Covenants--Merger and Consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guaranty.

In order to exercise either of our defeasance options, we must comply with the conditions described under "Description of the Debt
Securities--Defeasance--Defeasance of Certain Covenants" in the accompanying prospectus.

CERTAIN DEFINITIONS

"Additional Assets" means:

     (1) any property, plant or equipment used in a Related Business;

     (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

     (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

"Adjusted Consolidated Net Tangible Assets" or "ACNTA" means (without duplication), as of the date of determination:

     (a) the sum of:

     (1) discounted future net revenue from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by the Company's reserve engineers in a reserve report prepared as of the end of the fiscal year ending at least 45 days prior to the date of determination, as

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     increased by, as of the date of determination, the discounted future net revenue calculated in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report) of:

        (A) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such reserve report, and

        (B) estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior period end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such reserve report which would, in accordance with standard industry practice, result in such determinations, and decreased by, as of the date of determination, the discounted future net revenue calculated in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report) attributable to:

        (C) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such reserve report produced or disposed of since the date of such reserve report, and

        (D) reductions in the estimated oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such reserve report since the date of such reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such reserve report which would, in accordance with standard industry practice, result in such determinations;

     (2) the capitalized costs that are attributable to crude oil and natural gas properties of the Company and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Company's books and records as of a date no earlier than the end of the most recent fiscal quarter for which financial statements of the Company have been made publicly available prior to the date of determination;

     (3) the Net Working Capital as of the end of the most recent fiscal quarter for which financial statements of the Company have been made publicly available prior to the date of determination; and

     (4) the greater of (i) the net book value as of a date no earlier than the end of the most recent fiscal quarter for which financial statements of the Company have been made publicly available prior to the date of determination and (ii) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the most recent fiscal year for which financial statements of the Company have been made publicly available prior to the date of determination (provided that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed); minus

(b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of:

     (1) minority interests;

     (2) any natural gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited consolidated financial statements;

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     (3) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

     (4) the discounted future net revenue calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

     (5) the discounted future net revenue calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a) (1) (utilizing the same prices utilized in the Company's yearend reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, "ACNTA" will continue to be calculated as if the Company were still using the full cost method of accounting.

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "--Certain Covenants--Limitation on Restricted Payments," "--Certain Covenants--Limitation on Affiliate Transactions" and "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

"Applicable Premium" means, with respect to a Note at any time, the greater of
(1) 1.0% of the principal amount of such Note at such time and (2) the excess of
(A) the present value at such time of the principal amount of such Note plus any required interest payments due on such Note from the redemption date to August
  , 2007, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

"Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary or a Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

     (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

     (2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

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     (3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted
     Subsidiary

other than, in the case of clauses (1), (2) and (3) above,

     (A) a disposition by the Company or a Restricted Subsidiary to the Company or a Restricted Subsidiary;

     (B) for purposes of the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants--Limitation on Restricted Payments" or a Permitted Investment and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under "--Certain Covenants--Merger and Consolidation;"

     (C) the trade or exchange by the Company or any Restricted Subsidiary of any property used in the Oil and Gas Business of the Company or a Restricted Subsidiary for any similar property of another Person, including any cash or cash equivalents necessary in order to achieve an exchange of equivalent value; provided, however, that the value of the property received by the Company or any Restricted Subsidiary in such trade or exchange (including any cash or cash equivalents) is at least equal to the fair market value (as determined in good faith by the Board of Directors, an Officer or an officer of such Restricted Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the property (including any cash or cash equivalents) so traded or exchanged;

     (D) the creation of a Lien;

     (E) a disposition of oil and natural gas properties in connection with tax credit transactions complying with Section 29 or any successor or analogous provisions of the Code;

     (F) a disposition of the Capital Stock of or any Investment in any Unrestricted Subsidiary;

     (G) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

     (H) any disposition of defaulted receivables that arose in the ordinary course of business for collection;

     (I) the contribution of overriding royalty interests in oil and natural gas properties to the Treasure Island Royalty Trust and the disposition of the Capital Stock of the Treasure Island Royalty Trust, in each case in connection with the Company's acquisition of EEX Corporation by merger; and

     (J) a disposition of assets with a fair market value of less than $5.0 million.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semiannually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

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"Average Life" means, as of the date of determination, with respect to any
Indebtedness, the quotient obtained by dividing:

     (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

     (2) the sum of all such payments.

"Bank Indebtedness" means all Obligations pursuant to Credit Facilities.

"Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

"Business Day" means each day which is not a Legal Holiday.

"Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, units of beneficial interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Coverage Ratio" as of any date of determination means the ratio of
(x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial information of the Company has been made publicly available prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

     (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness and the use of proceeds thereof as if such Indebtedness had been Incurred on the first day of such period and such proceeds had been applied as of such date;

     (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned (if any) during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

     (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which were the subject of such Asset

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     Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

     (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of material assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

     (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness, but if the remaining term of such Interest Rate Agreement is less than 12 months, then such Interest Rate Agreement shall only be taken into account for that portion of the period equal to the remaining term thereof).

The Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility, the outstanding principal balance of which is required to be computed on a pro forma basis in accordance with the foregoing, shall be computed based upon the average daily balance of such Indebtedness during the applicable period, provided, that such average daily balance shall take into account the amount of any repayment of Indebtedness under such revolving credit facility during the applicable period, to the extent such repayment permanently reduced the commitments or amounts available to be borrowed under such facility.

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

     (1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

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     (2) amortization of debt discount and debt issuance cost;

     (3) capitalized interest;

     (4) non-cash interest expense;

     (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

     (6) net payments pursuant to Interest Rate Agreements;

     (7) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company);

     (8) interest incurred in connection with Investments in discontinued operations;

     (9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

     (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust;

minus, to the extent included above, write-off of deferred financing costs and interest attributable to Dollar-Denominated Production Payments.

"Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

     (1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

        (A) subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend, interest payment or other distribution (subject, in the case of a dividend, interest payment or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

        (B) the Company's equity in a net loss of any such Person for such period shall not be included in determining such Consolidated Net Income, except to the extent of the aggregate cash actually contributed to such Person by the Company or a Restricted Subsidiary during such period;

     (2) solely for the purposes of determining the aggregate amount available for Restricted Payments under clause (a) (3) of the covenant described under "Certain Covenants--Limitation on Restricted Payments," any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

     (3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

        (A) subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such

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        Consolidated Net Income in an amount equal to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend, interest payment or other distribution (subject, in the case of a dividend, interest payment or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

        (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

     (4) any gain or loss, together with any related provision for taxes on such gain or loss and all related fees and expenses, realized in connection with
     (A) the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any Sale/ Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and (B) the disposition of any securities of any Person or the extinguishment of any Indebtedness of the Company or any of its Subsidiaries;

     (5) extraordinary or non-recurring gains or losses, together with any related provision for taxes on such gains or losses and all related fees and expenses; and

     (6) the cumulative effect of a change in accounting principles;

     (7) any impairment losses on oil and natural gas properties;

     (8) any unrealized noncash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of SFAS 133); and

     (9) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards.

Notwithstanding the foregoing, for the purposes of the covenant described under "--Certain Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a) (3) (E) thereof.

"Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

     (1) the par or stated value of all outstanding Capital Stock of the Company plus

     (2) paid-in capital or capital surplus relating to such Capital Stock plus

     (3) any retained earnings or earned surplus

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including under the Revolving Credit Facility) or commercial paper facilities with banks or other lenders providing revolving credit loans, term loans, Production Payments, receivables financing (including through the sale of receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

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"Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Senior Indebtedness," with respect to a Person means:

     (1) the Bank Indebtedness; and

     (2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

"Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

     (1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

     (2) is convertible or exchangeable at the option of the bolder for Indebtedness or Disqualified Stock; or

     (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that (A) any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" shall not constitute Disqualified Stock if:

     (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable, as measured by the purchase or redemption price or the breadth of the definition of the event or events triggering such purchase or redemption obligation, to the holders of such Capital Stock than the terms applicable to the Notes and described under "--Certain Covenants Limitation on Sales of Assets and Subsidiary Stock" and "--Certain Covenants--Change of Control;" and

     (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto,

and (B) any Capital Stock that would constitute Disqualified Stock solely because such Capital Stock is issued pursuant to any plan for the benefit of employees of the Company or Subsidiaries of the Company or by any such plan to such employees and may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations shall not constitute Disqualified Stock.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock

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could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

"Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

     (1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

     (2) Consolidated Interest Expense;

     (3) depreciation, depletion, exploration and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

     (4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period, and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of:

     (A) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments; and

     (B) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation, depletion, exploration and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Existing Investments" means assets (including securities) held by the Company or any of the Restricted Subsidiaries as consideration for an Investment made on or before the Issue Date or acquired thereafter pursuant to any agreement or obligation as in effect on the Issue Date.

"Existing Trust Preferred Securities" means the Company-obligated 6 1/2% Cumulative Quarterly Income Convertible Preferred Securities, Series A issued by Newfield Financial Trust I, a statutory business trust, on August 13, 1999, in an aggregate liquidation amount of $148.2 million.

"Finance Person" means a Subsidiary of the Company that is organized as a business trust or similar entity for the primary purposes of (1) holding Subordinated Indebtedness of the Company or a Restricted Subsidiary with respect to which payments of interest can, at the election of the issuer

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thereof, be deferred for one or more payment periods, and (2) issuing Qualifying
Trust Preferred Securities, the proceeds of which are lent to the Company or Restricted Subsidiary.

"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

     (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

     (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any Indebtedness.

"Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the Notes on the terms provided for in the Indenture.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Oil and Natural Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

"Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

"Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "--Certain Covenants--Limitation on Indebtedness:"

     (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

     (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

     (3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness; and

     (4) unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of SFAS 133)

will not be deemed to be the Incurrence of Indebtedness.

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"Indebtedness" means, with respect to any Person on any date of determination
(without duplication):

     (1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

     (2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

     (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and accrued expenses);

     (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

     (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Restricted Subsidiary of such Person the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends) (and the term "Incur Indebtedness" and similar terms include issuances of such Disqualified Stock and Preferred Stock);

     (6) all obligations of the types referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

     (7) all obligations of the types referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the liquidation value of such property or asset and the amount of the obligation so secured;

     (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

     (9) any Guarantee by such Person of production or payment with respect to a Production Payment,

if and to the extent, in the case of obligations of the types referred to in clauses (1), (2) and (3) above, such obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP.

Except as expressly provided in clause (9) above, Production Payments and Reserve Sales shall not constitute "Indebtedness." For purposes of the covenant captioned "--Certain Covenants--Limitation on Indebtedness," Indebtedness shall not include Qualifying Trust Preferred Securities and debt securities related to Qualifying Trust Preferred Securities and held by a Finance Person.

Notwithstanding the preceding, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing

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balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

"Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

"Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

"Investment" in any Person means any direct or indirect advance, loan or other extensions of credit (including by way of Guarantee but excluding any such extension of credit made in the ordinary course of business to any customer or supplier) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "--Certain
Covenants--Limitation on Restricted Payments:"

     (1) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; and

     (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

"Issue Date" means August   , 2002.

"Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Moody's" means Moody's Investors Service, Inc., and any successor to its credit rating business.

"Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the

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form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

     (1) all accounting, engineering, investment banking, brokerage, legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local and other taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, and any relocation expenses incurred or assumed in connection with such Asset Disposition;

     (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

     (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

     (4) the deduction of appropriate amounts provided by the seller as a reserve for adjustment in respect of the sale price of the assets that were the subject of such Asset Disposition or as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds," with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Net Present Value" means, with respect to any proved oil and natural gas reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations (including interpretations thereof) of the SEC in effect on the date of this Prospectus Supplement.

"Net Working Capital" means:

     (1) all current assets of the Company and its Restricted Subsidiaries, except current assets from commodity price risk management activities arising in the ordinary course of business; minus

     (2) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness and current liabilities from commodity price risk management activities arising in the ordinary course of business, determined in accordance with GAAP.

"Non-Recourse Purchase Money Indebtedness" means (1) Indebtedness (other than Capital Lease Obligations) of the Company or any Restricted Subsidiary incurred in connection with the acquisition by the Company or such Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by the Company or such Restricted Subsidiary in conducting its operations) and (2) any renewals and refinancings of such Indebtedness; provided, however, that the holders of such Indebtedness described in clauses (1) and (2) agree that they will look solely to the fixed assets so acquired which secure such Indebtedness (subject to customary exceptions such as indemnifications for environmental and title matters and fraud) for payment on or in respect of such Indebtedness and no default with respect to such Indebtedness would permit (after notice or passage of time or both), according to the terms of any other Indebtedness of the Company or a Restricted Subsidiary, any holder of such other Indebtedness

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to declare a default under such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity.

"Obligations" means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

"Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

"Officers' Certificate" means a certificate signed by two Officers.

"Oil and Gas Business" means:

     (1) the acquisition, exploration, exploitation, development, operation and disposition of interests in oil, natural gas, other hydrocarbon and mineral properties;

     (2) the gathering, marketing, distribution, treating, processing, storage, refining, selling and transporting of any production from such interests or properties and the marketing of oil, natural gas, other hydrocarbons and minerals obtained from unrelated Persons;

     (3) any business relating to or arising from exploration for or exploitation, development, production, treatment, processing, storage, refining, transportation, gathering or marketing of oil, natural gas, other hydrocarbons and minerals and products produced in association therewith; and

     (4) any activity necessary, appropriate or incidental to the activities described in the preceding clauses (1) through (3) of this definition.

"Oil and Natural Gas Hedging Contract" means any oil and natural gas hedging agreement and any other agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in oil and natural gas prices.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Permitted Business Investments" means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as means of actively exploiting, exploring for, acquiring, developing, processing, gathering, marketing or transporting oil, natural gas, other hydrocarbons and minerals through agreements, transactions, interests or arrangements that permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including:

     (1) ownership interests in oil, natural gas, other hydrocarbon and mineral properties or gathering, transportation, processing, storage or related systems; and

     (2) entry into, and Investments and expenditures in the form of or pursuant to, operating agreements, working interests, royalty interests, mineral leases, processing agreements, farm-in agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil, natural gas, other hydrocarbons and minerals, production sharing agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), limited liability company agreements, subscription agreements, stock purchase agreements, stockholder agreements and other similar agreements with third parties (including Unrestricted Subsidiaries).

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"Permitted Investment" means an Investment by the Company or any Restricted
Subsidiary in:

     (1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

     (2) cash and Temporary Cash Investments;

     (3) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

     (4) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

     (5) loans or advances to officers, directors and employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

     (6) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

     (7) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" or consideration received for a disposition not constituting an Asset Disposition;

     (8) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

     (9) any acquisitions of Capital Stock solely in exchange for Capital Stock (other than Disqualified Stock) of the Company; provided, however, that the fair market value of such Capital Stock, when taken together with all other Capital Stock acquired pursuant to this clause (9) and at the time owned by the Company or its Restricted Subsidiaries, does not exceed $10.0 million;

     (10) Hedging Obligations;

     (11) obligations of one or more officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with such individual's acquisition of shares of Capital Stock of the Company (and refinancings of the principal thereof and accrued interest thereon) so long as no net cash or other assets of the Company and its Restricted Subsidiaries is paid by the Company or any of its Restricted Subsidiaries to such individuals in connection with the acquisition of any such obligations;

     (12) Existing Investments and any Investments made with the proceeds of any dispositions thereof;

     (13) Permitted Business Investments;

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                                                                           S- 77
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DESCRIPTION OF THE NOTES
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     (14) Guarantees of performance or other obligations (other than
     Indebtedness) arising in the ordinary course in the Oil and Gas Business, including obligations under oil and natural gas exploration, development, joint operating, and related agreements and licenses or concessions related to the Oil and Gas Business;

     (15) Investments in prepaid expenses, negotiable instruments held for collection or deposit and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and

     (16) any Person, not otherwise permitted to be made pursuant to clause (1) through (15), in an aggregate amount, which when taken together with all other Investments made on or after the Issue Date pursuant to this clause, does not exceed $50 million at any one time outstanding, measured as of the date such Investments are made without giving effect to any subsequent changes in value (which Investments shall be deemed no longer outstanding only upon the return of capital thereof).

"Permitted Liens" means the following types of Liens:

     (1) Liens securing Senior Indebtedness;

     (2) Liens in favor of the Company or a Restricted Subsidiary;

     (3) Liens securing the Notes;

     (4) Liens existing as of the Issue Date; and

     (5) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under "Certain Covenants--Limitation on Restricted Payments."

In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof (including, without limitation, dividends, distributions and increases in respect thereof).

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"Principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

"Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

"Production Payments and Reserve Sales" means the grant or transfer to any Person of a Dollar Denominated Production Payment, Volumetric Production Payment, royalty, overriding royalty, net profits interest, master limited partnership interest or other interest in oil and natural gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties.

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DESCRIPTION OF THE NOTES
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"Public Equity Offering" means an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

"Public Market" exists at any time with respect to the common stock of the Company if it is then (1) registered with the SEC pursuant to Section 12(b) or 12(g) of the Exchange Act and (2) traded either on a national securities exchange or on the Nasdaq Stock Market.

"Qualified Redemption Transaction" means redemption of any Capital Stock or Subordinated Obligation (including any Subordinated Indebtedness accounted for as a minority interest of the Company that is held by a Finance Person) that by its terms is convertible into common stock of the Company if on the date of notice of call for such redemption (1) a Public Market exists in the shares of common stock of the Company and (2) the average closing price on the Public Market for shares of common stock of the Company for the 20 trading days immediately preceding the date of notice exceeds the product of (x) the redemption price expressed as a percentage of the stated value or amount of the item being redeemed and (y) 120% of the conversion price per share of common stock of the Company issuable upon conversion of the Capital Stock or Subordinated Obligation called for redemption.

"Qualifying Trust Preferred Securities" means preferred trust securities or similar securities issued by a Finance Person after the Issue Date.

"Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

     (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

     (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

     (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus accrued interest thereon and fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

"Related Business" means the Oil and Gas Business and any other business in which the Company or a Subsidiary was engaged on the Issue Date and any business related, ancillary or complementary thereto.

"Representative" means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

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                                                                           S- 79

DESCRIPTION OF THE NOTES
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"Restricted Payment" with respect to any Person means:

     (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and dividends or other distributions made by a subsidiary to the holders of any class of its Capital Stock on a pro rata basis);

     (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than the Company or a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

     (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase, redemption, defeasance or other acquisition of Subordinated Obligations or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value); or

     (4) the making of any Investment (other than a Permitted Investment) in any Person.

"Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

"Revolving Credit Facility" means the Credit Agreement dated as of January 23, 2001, among the Company, JPMorgan Chase Bank, as Agent, and the banks signatory thereto, as amended from time to time.

"S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to its credit rating business.

"Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

"SEC" means the U.S. Securities and Exchange Commission.

"Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Senior Indebtedness" means with respect to any Person:

     (1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

     (2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above;

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DESCRIPTION OF THE NOTES
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unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

     (1) any Obligation of such Person to any Subsidiary;

     (3) any Disqualified Stock;

     (4) any Indebtedness or other Obligation (and any accrued and unpaid interest in respect thereof) of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

     (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

"Senior Subordinated Indebtedness" means, with respect to a Person, the Notes (in the case of the Company), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Subsidiary Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

"Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

     (1) such Person;

     (2) such Person and one or more Subsidiaries of such Person; or

     (3) one or more Subsidiaries of such Person.

Unless otherwise specified, "Subsidiary" means a Subsidiary of the Company.

"Subsidiary Guarantor" means each Subsidiary of the Company that guarantees the Notes pursuant to the terms of the Indenture, in each case unless and until such Subsidiary is released from its obligations under its Subsidiary Guaranty pursuant to the terms of the Indenture.

"Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

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                                                                           S- 81

DESCRIPTION OF THE NOTES
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"Temporary Cash Investments" means any of the following:

     (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,

     (2) investments in demand accounts and time deposit accounts, bankers acceptances, overnight bank deposits, certificates of deposit and money market deposits maturing within twelve months of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

     (3) investments in deposits available for withdrawal on demand with any commercial bank that is organized under the laws of any country in which the Company or any Restricted Subsidiary maintains an office or is engaged in the Oil and Gas Business, provided that (i) all such deposits have been made in such accounts in the ordinary course of business and (ii) such deposits do not at any one time exceed $10.0 million in the aggregate;

     (4) repurchase (or reverse repurchase) obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

     (5) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-l" (or higher) according to Moody's or "A-l" (or higher) according to S&P; and

     (6) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's.

"Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the date fixed for redemption or, in the case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to
August   , 2007 or, in the case of defeasance, to maturity; provided, however,
that if the average life to August   , 2007 or maturity, as the case may be, of
the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for
which such yields are given, except that if the average life to August   , 2007
or maturity, as the case may be, of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

"Trustee" means Wachovia Bank, National Association until a successor replaces it and, thereafter, means the successor.

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S- 82
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DESCRIPTION OF THE NOTES
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"Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C.
sec.sec. 77aaa-77bbbb) as in effect on the Issue Date.

"Unrestricted Subsidiary" means:

     (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

     (2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "--Certain Covenants--Limitation on Restricted Payments."

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly Owned Subsidiary" means any Restricted Subsidiary if

     (1) all of the Capital Stock of such Restricted Subsidiary, other than any directors' qualifying shares and, in the case of Newfield China, LDC, its preferred shares that are outstanding on the Issue Date, is owned directly or indirectly by the Company or

     (2) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock of such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Subsidiary.

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                                                                           S- 83

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Underwriting

We are selling the notes to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of notes set forth opposite that underwriter's name in the table below:

                                                                      PRINCIPAL
UNDERWRITER                                                     AMOUNT OF NOTES
-------------------------------------------------------------------------------
                                                                $
UBS Warburg LLC.............................................
J.P. Morgan Securities Inc. ................................
Wachovia Securities, Inc. ..................................
BNY Capital Markets, Inc. ..................................
Credit Lyonnais Securities (USA) Inc. ......................
Fleet Securities, Inc. .....................................
                                                                 ------------
          Total.............................................     $225,000,000
                                                                 ============

Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the notes if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold
at a discount from the initial public offering price of up to      % of the
principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a
discount from the initial public offering price of up to      % of the principal
amount of notes. If all of the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

We have been advised by the underwriters that they intend to make a market in the notes but they are not obligated to do so and may stop their market making at any time. Liquidity of the trading market for the notes cannot be assured.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the notes in the offering if the underwriter or dealer repurchases previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

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UNDERWRITING
--------------------------------------------------------------------------------

We estimate that our expenses in connection with the sale of the notes, other than underwriting discounts, will be approximately $0.5 million. In the event of a special mandatory redemption of the notes, the underwriters have agreed to refund a portion of the underwriting discount to us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Upon our acquisition of EEX, we will use the net proceeds of this offering to repay a portion of the EEX credit facility. Except for Wachovia Securities, Inc. and Fleet Securities, Inc., each of the underwriters is affiliated with a commercial bank that is a lender under the EEX credit facility. Because more than 10% of the proceeds of this offering, not including underwriting discounts, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with National Association of Securities Dealers Conduct Rule 2710(c)(8). Pursuant to this rule, the yield of a debt security can be no lower than that recommended by a qualified independent underwriter ("QIU") which has participated in the preparation of this prospectus supplement and performed its usual standard of due diligence with respect to this prospectus supplement. In accordance with this requirement, has agreed to act as QIU with respect to the offering, and the yield of the notes will be no lower than that recommended by
                    .                     has performed due diligence
investigations and reviewed and participated in the preparation of this prospectus supplement.

UBS Warburg LLC, J.P. Morgan Securities Inc. and their respective affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with us and our affiliates and provide other advisory services to us and our affiliates. They have received, and will continue to receive, customary compensation for these transactions and services. Commercial bank affiliates of J.P. Morgan Securities Inc., Wachovia Securities, Inc., BNY Capital Markets, Inc., Fleet Securities, Inc. and Credit Lyonnais Securities
(USA) Inc. are participants in our credit facility. Affiliates of J.P. Morgan Securities Inc. and Credit Lyonnais Securities (USA) Inc. are also counterparties to some of our hedging contracts. By letter dated May 29, 2002, UBS Warburg LLC and its affiliates have committed to provide, structure, arrange and syndicate a $325 million senior secured bridge loan facility, the proceeds of which would be used, if necessary, to refinance the existing credit facility of EEX and to unwind a forward gas sale of EEX.

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                                                                           S- 85

--------------------------------------------------------------------------------

Legal Matters

Vinson & Elkins L.L.P., Houston, Texas will pass upon the validity of the notes for us. Baker Botts L.L.P., Houston, Texas will pass upon certain legal matters for the underwriters. Baker Botts L.L.P. has in the past represented us in matters unrelated to this offering.

Experts

The consolidated financial statements of Newfield Exploration Company incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Newfield's change in accounting method for its derivatives and hedging activities and its crude oil inventories as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of EEX Corporation appearing in EEX Corporation's Annual Report (Form 10-K) for the year ended December 31, 2001 incorporated by reference in the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about EEX's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) included therein and incorporated by reference in the accompanying prospectus. Such consolidated financial statements are incorporated by reference in the accompanying prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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S- 86

PROSPECTUS

                          NEWFIELD EXPLORATION COMPANY
            DEBT SECURITIES, COMMON STOCK, STOCK PURCHASE CONTRACTS,
          STOCK PURCHASE UNITS, PREFERRED STOCK, DEPOSITARY SHARES AND
                               SECURITIES WARRANTS

                                   ----------

     We may offer and sell from time to time:

     o    debt securities;

     o    shares of common stock;

     o    stock purchase contracts;

     o    stock purchase units;

     o shares of preferred stock, which may be issued in the form of depositary shares evidenced by depositary receipts; and

     o securities warrants to purchase debt securities, common stock, preferred stock, depositary shares or other securities.

     The aggregate initial offering price of the securities that may be sold pursuant to this prospectus will not exceed $575,000,000.

     This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that contain more specific information about the offering and the terms of the securities. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

     Our common stock is listed on the New York Stock Exchange under the symbol "NFX."

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE YOU MAKE AN INVESTMENT IN OUR SECURITIES.

                                   ----------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                   THIS PROSPECTUS IS DATED DECEMBER 13, 2001

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS...........................................................1
WHERE YOU CAN FIND MORE INFORMATION.............................................1
FORWARD-LOOKING STATEMENTS......................................................2
ABOUT OUR COMPANY...............................................................3
RISK FACTORS....................................................................3
USE OF PROCEEDS.................................................................9
RATIOS OF EARNINGS TO FIXED CHARGES.............................................9
DESCRIPTION OF DEBT SECURITIES..................................................9
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK................................23
DESCRIPTION OF DEPOSITARY SHARES...............................................28
DESCRIPTION OF SECURITIES WARRANTS.............................................30
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS...............32
PLAN OF DISTRIBUTION...........................................................32
LEGAL MATTERS..................................................................33
EXPERTS........................................................................33

                                   ----------

     You should rely only on the information incorporated by reference or provided in this prospectus and any accompanying prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of the document containing the information.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the "SEC," using a "shelf" registration process. Under this shelf process, we may, over time, sell any combination of the securities described in this prospectus and another prospectus included as part of the registration statement in one or more offerings up to a total dollar amount of $575 million. This prospectus provides you with a general description of the securities we may offer pursuant to this prospectus. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to "Newfield," "we," "us" or "our" are to Newfield Exploration Company and its subsidiaries.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

     Our common stock is listed on the New York Stock Exchange under the symbol "NFX." Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or until we terminate this offering:

     o    our annual report on Form 10-K for the year ended December 31, 2000;

     o our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     o our current reports on Form 8-K filed on January 8, 2001; February 7, 2001; February 16, 2001; February 28, 2001; May 17, 2001; October 4,
          2001 and October 9, 2001 and our amended current report on Form 8-K/A filed on February 13, 2001;

     o the description of our common stock contained in our Form 8-A registration statement filed on November 4, 1993; and

     o the description of our preferred share purchase rights contained in our Form 8-A registration statement filed on February 18, 1999.

     You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at the following number:

                          Newfield Exploration Company
                        Attention: Stockholder Relations
                         363 N. Sam Houston Parkway E.,
                                   Suite 2020
                              Houston, Texas 77060
                                 (281) 847-6000

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement and the documents we incorporate by reference herein may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this prospectus, any accompanying prospectus supplement and the documents we incorporate by reference herein, including statements regarding estimated or anticipated operating and financial data, production targets, anticipated production rates, planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, wells planned to be drilled in the future, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may very significantly from those anticipated due to many factors, including:

     o    drilling results;

     o    oil and gas prices;

     o    industry conditions;

     o    the prices of goods and services;

     o    the availability of drilling rigs and other support services; and

     o    the availability of capital resources.

     The information contained in this prospectus and the documents incorporated by reference into this prospectus identify additional factors that could affect our operating results and performance. We urge you to carefully consider these factors.

     All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement.

                                ABOUT OUR COMPANY

     We are an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties. We were founded in 1989 and acquired our first oil and gas reserves in 1990. Since that time, we have grown rapidly. Our initial focus area was the Gulf of Mexico. Over the last several years we have expanded our areas of operation to include the U.S. onshore Gulf Coast, the Anadarko and Permian Basins, offshore Australia and China's Bohai Bay.

     Our executive offices are located at 363 N. Sam Houston Parkway E., Suite 2020, Houston, Texas 77060, and our telephone number is (281) 847-6000. We maintain a website on the Internet at http://www.newfld.com.

                                  RISK FACTORS

         Your investment in our securities will involve risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our securities is appropriate for you.

RISKS ASSOCIATED WITH OUR DEBT SECURITIES

     OUR DEBT SECURITIES WILL BE EFFECTIVELY SUBORDINATED TO OBLIGATIONS OF OUR SUBSIDIARIES. All of our international and U.S. mid-continent properties are owned and operated by our subsidiaries. As a result, distributions or advances from these subsidiaries may be necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries to pay our debt service obligations, including payments on debt securities. Debt securities will be structurally subordinated to all obligations of our subsidiaries, including trade payables. This means that holders of debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

     UNLESS OTHERWISE INDICATED IN AN ACCOMPANYING PROSPECTUS SUPPLEMENT, THERE WILL BE NO PUBLIC MARKET FOR DEBT SECURITIES. We do not plan to list any debt securities on any securities exchange. While the underwriters of a particular offering of debt securities may advise us that they intend to make a market in those debt securities, the underwriters will not obligated to do so and may stop their market making at any time. No assurance can be given:

     o that a market for any series of debt securities will develop or continue;

     o    as to the liquidity of any market that does develop; or

     o as to your ability to sell any debt securities you may own or the price at which you may be able to sell your debt securities.

RISKS ASSOCIATED WITH OUR COMMON STOCK

     WE DO NOT INTEND TO PAY, AND ARE RESTRICTED IN OUR ABILITY TO PAY, DIVIDENDS ON OUR COMMON STOCK. We have not paid cash dividends in the past and do not intend to pay dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. Our ability to make dividend payments in the future will depend on our future performance and liquidity. In addition, our credit facility contains restrictions on our ability to pay cash dividends on our capital stock, including our common stock.

     OUR CERTIFICATE OF INCORPORATION, STOCKHOLDERS RIGHTS AGREEMENT AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF OUR COMPANY. Our stockholders rights agreement, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices.

RISKS ASSOCIATED WITH OUR OPERATIONS

     OIL AND GAS PRICES FLUCTUATE WIDELY, AND LOW PRICES FOR AN EXTENDED PERIOD OF TIME ARE LIKELY TO HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS. Our revenues, profitability and future growth depend substantially on prevailing prices for oil and gas. These prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic redeterminations based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and gas that we can economically produce.

     Prices for oil and gas fluctuate widely. Among the factors that can cause fluctuations are:

     o    the domestic and foreign supply of oil and natural gas;

     o    weather conditions;

     o    the price of foreign imports;

     o    world-wide economic conditions;

     o    political conditions in oil and gas producing regions;

     o    the level of consumer demand;

     o    domestic and foreign governmental regulations; and

     o    the price and availability of alternative fuels.

     OUR USE OF HEDGING TRANSACTIONS FOR A PORTION OF OUR OIL AND GAS PRODUCTION INVOLVES CREDIT RISK AND MAY LIMIT FUTURE REVENUES FROM PRICE INCREASES AND RESULT IN SIGNIFICANT FLUCTUATIONS IN OUR NET INCOME AND STOCKHOLDERS' EQUITY. We use hedging transactions with respect to a portion of our oil and gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use may also limit future revenues from price increases. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.

     We adopted Statement of Financial Accounting Standards (SFAS) No. 133 as of January 1, 2001. SFAS No. 133 generally requires us to record each derivative instrument as an asset or liability measured at its fair value. Each quarter we must record changes in the value of our hedges, which could result in significant fluctuations in our net income and stockholders' equity from period to period.

     OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO REPLACE RESERVES THAT WE PRODUCE. Our future success depends on our ability to find, develop and acquire oil and gas reserves that are economically recoverable. As is generally the case, our producing properties in the Gulf Coast region often have high initial production rates, followed by steep declines. As a result, we must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it may be difficult to raise the capital necessary to finance these activities. Without successful exploration or acquisition activities, our reserves, production and revenues will decline rapidly. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost.

     SUBSTANTIAL CAPITAL IS REQUIRED TO REPLACE AND GROW RESERVES We make, and will continue to make, substantial expenditures to find, develop, acquire and produce oil and gas reserves. If, however, lower oil and gas prices or operating difficulties result in our cash flow from operations being less than expected or limit our ability to borrow under our credit facility, we may be unable to expend the capital necessary to undertake or complete our drilling program unless we raise additional funds through debt or equity financings. We cannot assure you that debt or equity financing, cash generated by operations or borrowing capacity will be available to meet these requirements.

     RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN AND DEPEND ON MANY ASSUMPTIONS THAT MAY TURN OUT TO BE INACCURATE. Estimating accumulations of oil and gas is complex and is not exact because of the numerous uncertainties inherent in the process. The process relies on interpretations of available geologic, geophysic, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

     o    the quality and quantity of available data;

     o    the interpretation of that data;

     o    the accuracy of various mandated economic assumptions; and

     o    the judgment of the persons preparing the estimate.

     The proved reserve information we report is based on estimates we prepared. Estimates prepared by others might differ materially from our estimates.

     Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing oil and gas prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.

     You should not assume that the present value of future net cash flows is the current market value of our estimated proved oil and gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

     IF OIL AND GAS PRICES DECREASE, WE MAY BE REQUIRED TO TAKE WRITEDOWNS. There is a risk that we will be required to writedown the carrying value of our oil and gas properties when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results.

     We capitalize the costs to acquire, find and develop our oil and gas properties. Under the full cost accounting method, the net capitalized costs of our oil and gas properties may not exceed the present value of estimated future net cash flows from proved reserves, using period end oil and gas prices and a 10% discount factor, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of our oil and gas properties exceed this limit, we must charge the amount of the excess to earnings. This type of charge will not affect our cash flow from operating activities, but it will reduce the book value of our stockholders' equity. We review the carrying value of our properties quarterly, based on prices in effect as of the end of each quarter or as of the time of reporting our results. The carrying value of oil and gas properties is computed on a country-by-country basis. Therefore, while our properties in one country may be subject to a writedown, our properties in other countries could be unaffected. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if oil and gas prices increase.

     WE MAY BE SUBJECT TO RISKS IN CONNECTION WITH ACQUISITIONS. The successful acquisition of producing properties requires an assessment of several factors, including:

     o    recoverable reserves;

     o    future oil and gas prices;

     o    operating costs; and

     o    potential environmental and other liabilities.

     The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are often not entitled to contractual indemnification for environmental liabilities and acquire properties on an "as is" basis.

     COMPETITIVE INDUSTRY CONDITIONS MAY NEGATIVELY AFFECT OUR ABILITY TO CONDUCT OPERATIONS. Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop their properties. Many of our competitors have financial resources that are substantially greater than ours, which may adversely affect our ability to compete with these companies.

     DRILLING IS A HIGH-RISK ACTIVITY. Our future success will depend on the success of our drilling program. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells.

     Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     o    unexpected drilling conditions;

     o    pressure or irregularities in formations;

     o    equipment failures or accidents;

     o    adverse weather conditions;

     o    compliance with governmental requirements; and

     o shortages or delays in the availability of drilling rigs and the delivery of equipment.

     THE OIL AND GAS BUSINESS INVOLVES MANY OPERATING RISKS THAT CAN CAUSE SUBSTANTIAL LOSSES; INSURANCE MAY NOT PROTECT US AGAINST ALL THESE RISKS. These risks include:

     o    fires;

     o    explosions;

     o    blow-outs;

     o    uncontrollable flows of oil, gas, formation water or drilling fluids;

     o    natural disasters;

     o    pipe or cement failures;

     o    casing collapses;

     o    embedded oilfield drilling and service tools;

     o    abnormally pressured formations; and

     o environmental hazards such as oil spills, natural gas leaks, pipeline ruptures and discharges of toxic gases.

     If any of these events occur, we could incur substantial losses as a result of:

     o    injury or loss of life;

     o severe damage to or destruction of property, natural resources and equipment;

     o    pollution and other environmental damage;

     o    clean-up responsibilities;

     o    regulatory investigation and penalties;

     o    suspension of our operations; and

     o    repairs to resume operations.

If we experience any of these problems, our ability to conduct operations could be adversely affected.

     Offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for our drilling and development programs and acquisitions, or result in the loss of properties.

     We maintain insurance against some, but not all, of these potential risks. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

     WE HAVE RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS. We continue to evaluate and pursue new opportunities for international expansion in areas where we can use our core competencies. To date, we have expanded our operations to Australia and China.

     Ownership of property interests and production operations in areas outside the United States are subject to the various risks inherent in foreign operations. These risks may include:

     o    currency restrictions and exchange rate fluctuations;

     o loss of revenue, property and equipment as a result of expropriation, nationalization, war or insurrection;

     o    increases in taxes and governmental royalties;

     o renegotiation of contracts with governmental entities and quasi-governmental agencies;

     o changes in laws and policies governing operations of foreign-based companies;

     o    labor problems; and

     o other uncertainties arising out of foreign government sovereignty over our international operations.

     Our international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, if a dispute arises from foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.

     OTHER INDEPENDENT OIL AND GAS COMPANIES' LIMITED ACCESS TO CAPITAL MAY CHANGE OUR EXPLORATION AND DEVELOPMENT PLANS. Many independent oil and gas companies have limited access to the capital necessary to finance their activities. As a result, some of the other working interest owners of our wells may be unwilling or unable to pay their share of the costs of projects as they become due. These problems could cause us to change, suspend or terminate our drilling and development plans with respect to the affected project.

     WE ARE SUBJECT TO COMPLEX LAWS THAT CAN AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS. Exploration, development, production and sale of oil and gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

     o    discharge permits for drilling operations;

     o    drilling bonds;

     o    reports concerning operations;

     o    the spacing of wells;

     o    unitization and pooling of properties; and

     o    taxation.

     Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs.

                                 USE OF PROCEEDS

     Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

                       RATIOS OF EARNING TO FIXED CHARGES

     We have calculated our ratios of earnings to fixed charges as follows:

                                                       NINE MONTHS
                                                          ENDED
                   YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
         -----------------------------------------     -------------
           1996     1997     1998    1999    2000          2001
         -------   ------   ------  ------  ------     -------------
          28.4x     9.5x       (1)   3.7x     8.9x         9.6x

----------
     (1) We had a loss for the year ended December 31, 1998 for purposes of computing these ratios. Earnings for such year were insufficient to cover fixed charges by approximately $92.7 million.

     For purposes of computing the consolidated ratios of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest (both expensed and capitalized), distributions on our convertible trust preferred securities and the estimated interest component of rent expense.

                         DESCRIPTION OF DEBT SECURITIES

     Any debt securities issued using this prospectus will be our direct unsecured general obligations. The debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered will be described in one or more prospectus supplements accompanying this prospectus. The debt securities will be either senior debt securities or subordinated debt securities. Any senior debt securities will be issued under the senior indenture dated as of February 28, 2001 between us and First

Union National Bank, as trustee. Subordinated debt securities will be issued under the subordinated indenture dated as of December 10, 2001 between us and First Union National Bank, as trustee. We have filed the senior indenture and the subordinated indenture as exhibits to the registration statement. We have summarized selected provisions of these indentures below. The summary is not complete. You should read the indentures for provisions that may be important to you.

GENERAL

     The indentures provide that debt securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for any series of debt securities. We will determine the terms and conditions of any series of debt securities, including the maturity, principal and interest, but those terms must be consistent with the applicable indenture. The terms and conditions of a particular series of debt securities will be set forth in a supplemental indenture or in a resolution of our board of directors.

     Senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. Subordinated debt securities will be subordinated in right of payment to the prior payment in full of all or some of our senior debt as described under "--Subordinated Debt Securities."

     A prospectus supplement relating to any series of debt securities being offered will include specific terms related to that offering, including the price or prices at which the debt securities will be issued. These terms will include some or all of the following:

     o    the title of the debt securities;

     o with respect to subordinated debt securities, any addition to or change in the subordination provisions set forth in the subordinated indenture;

     o    the total principal amount of the debt securities;

     o the dates on which the principal of the debt securities will be payable;

     o    the interest rate and interest payment dates for the debt securities;

     o any change in (including the elimination of the applicability of) the provisions set forth in the applicable indenture that provide the terms upon which the debt securities may be redeemed at our option;

     o any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     o any change in (including the elimination of the applicability of) the defeasance provisions set forth in the applicable indenture;

     o any addition to or change in the events of default set forth in the applicable indenture;

     o if convertible into our common stock or any of our other securities, the terms upon which such debt securities are convertible;

     o any addition to or change in the covenants set forth in the applicable indenture;

     o    any other terms of the debt securities.

     If so provided in an applicable prospectus supplement, we may issue debt securities at a discount below their principal amount and may pay less than the entire principal amount of debt securities upon declaration of acceleration of their maturity. An applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to debt securities issued with original issue discount.

SENIOR DEBT SECURITIES

     Senior debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Senior debt securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Unless otherwise specified in an applicable prospectus supplement, there will be no limit on:

     o the amount of additional indebtedness that may rank equally with the senior debt securities; or

     o on the amount of indebtedness, secured or otherwise, that may be incurred, or preferred stock that may be issued, by any of our subsidiaries.

SUBORDINATED DEBT SECURITIES

     Under the subordinated indenture, payment of the principal of and interest and any premium on subordinated debt securities will generally be subordinated in right of payment to the prior payment in full of all of our senior debt, including any senior debt securities. A prospectus supplement relating to a particular series of subordinated debt securities will summarize the subordination provisions applicable to that series, including:

     o the applicability and effect of such provisions to and on any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

     o the applicability and effect of such provisions upon specified defaults with respect to senior debt, including the circumstances under which and the periods in which we will be prohibited from making payments on subordinated debt securities; and

     o the definition of "senior debt" applicable to the subordinated debt securities of that series.

     The failure to make any payment on any of the subordinated debt securities because of the subordination provisions of the subordinated indenture will not prevent the occurrence of an event of default under the subordinated debt securities.

OPTIONAL REDEMPTION

     Unless otherwise specified in a prospectus supplement applicable to a series of debt securities, a series of debt securities will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

     o    100% of the principal amount of the debt securities to be redeemed; or

     o the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the debt securities (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield, plus 50 basis points;

     o    plus, in either case, accrued interest to the date of redemption.

     Debt securities called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of the debt securities to be redeemed at its registered address. The notice of redemption for the debt securities will state, among other things, the amount of debt securities to be redeemed, the redemption date, the redemption price and the place(s) that payment will be made upon presentation and surrender of debt securities to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any debt securities that have been called for redemption at the redemption date. If less than all the debt securities of a series are redeemed at any time, the trustee will select the debt securities to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate.

     For purposes of determining the optional redemption price, the following definitions are applicable:

     "APPLICABLE TREASURY YIELD" means, with respect to any redemption date applicable to a series of debt securities, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding the redemption date) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the applicable comparable treasury price for the redemption date.

     "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of debt securities that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the debt securities to be redeemed.

     "COMPARABLE TREASURY PRICE" means, with respect to any redemption date:

     o the bid price for the comparable treasury issue (expressed as a percentage of its principal amount) at 4:00 p.m. on the third business day preceding the redemption date as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500); or

     o if such page (or any successor page) is not displayed or does not contain such bid prices at such time:

          o the average of the reference treasury dealer quotations obtained by the trustee for the redemption date, after excluding the highest and lowest of all reference treasury dealer quotations obtained; or

          o if the trustee obtains fewer than four such reference treasury dealer quotations, the average of all reference treasury dealer quotations obtained by the trustee.

     "INDEPENDENT INVESTMENT BANKER" means the investment banking firm that acted as lead managing underwriter for the offering of the series of debt securities or that we name in an accompanying prospectus supplement, or, if such firm is unwilling or unable to select the applicable comparable treasury issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.

     "REFERENCE TREASURY DEALER" means any primary U.S. government securities dealer in New York City named in an accompanying prospectus supplement or selected by us.

     "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each reference treasury dealer and any redemption date applicable to a series of debt securities, an average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue for the series of debt securities (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

DEFEASANCE

     Unless otherwise provided in a prospectus supplement relating to a particular series of debt securities, we may elect, at our option at any time, to have the provisions of the applicable indenture relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants applied to such series of debt securities, or to any specified part of such series.

     DEFEASANCE AND DISCHARGE. The indentures provide that, upon the exercise of our option, we will be discharged from all our obligations with respect to the applicable debt securities upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such debt securities.

     DEFEASANCE OF CERTAIN COVENANTS. The indentures provide that, upon the exercise of our option, we may omit to comply with certain restrictive covenants described in this prospectus, including those described below under "--Certain Covenants" (if such covenants are applicable to a series of debt securities), or an applicable prospectus supplement, the occurrence of certain events of default as described in this prospectus or an applicable prospectus supplement will not be deemed to either be or result in an event of default and, if such debt securities are subordinated debt securities of such series, the provisions of the subordinated indenture relating to subordination will cease to be effective, in each case with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of debt securities of such series, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the applicable indenture and such debt securities.

     In order to exercise either defeasance option, we must comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust and the delivery to the trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit in trust and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law.

CERTAIN COVENANTS

     LIMITATION ON LIENS. Nothing in the indentures in any way limits the amount of indebtedness or securities that we or any of our subsidiaries may incur or issue. Unless otherwise specified in an accompanying prospectus supplement, we may not, and may not permit any restricted subsidiary to, issue, assume or guarantee any indebtedness for borrowed money secured by any lien on any property or asset now owned or hereafter acquired by us or such restricted subsidiary without making effective provision whereby any and all debt securities of such series then or thereafter outstanding will be secured by a lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

     Unless otherwise stated in a prospectus supplement applicable to a series of debt securities, the foregoing restriction will not, however, apply to:

     o liens existing on the date on which the series of debt securities was originally issued or provided for under the terms of agreements existing on such date;

     o    liens on properties securing:

          o all or any portion of the cost of exploration, drilling or development of such properties;

          o all or any portion of the cost of acquiring, constructing, altering, improving or repairing any properties or assets used or to be used in connection with such properties; or

          o indebtedness incurred by us or any restricted subsidiary to provide funds for the activities set forth in the two bullet points immediately above with respect to such properties;

     o liens securing indebtedness owed by a restricted subsidiary to us or to any other restricted subsidiary;

     o liens on property existing at the time of acquisition of such property by us or a subsidiary or liens on the property of any corporation or other entity existing at the time such corporation or other entity becomes a restricted subsidiary or is merged with us in compliance with the applicable indenture and in either case not incurred in connection with the acquisition of such property or such corporation or other entity becoming a restricted subsidiary or being merged with us, provided that such liens do not cover any property or assets of ours or any of our restricted subsidiaries other than the property so acquired;

     o    liens on any property securing:

          o indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing; or

          o indebtedness issued or guaranteed by the United States or any state thereof;

     o any lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any lien of any type permitted under any bullet point above, provided that such lien extends to or covers only the property that is subject to the lien being extended, renewed or replaced;

     o certain liens arising in the ordinary course of our business or that of our restricted subsidiaries;

     o any lien resulting from the deposit of moneys or evidences of indebtedness in trust for the purpose of defeasing indebtedness of ours or any restricted subsidiary; or

     o liens (exclusive of any lien of any type otherwise permitted under any bullet point above) securing our indebtedness or that of any restricted subsidiary in an aggregate principal amount which, together with the aggregate amount of attributable indebtedness deemed to be outstanding in respect of all sale/leaseback transactions permitted pursuant to the first bullet point under "--Limitation on Sale/Leaseback Transactions" below (exclusive of any such sale/leaseback transactions otherwise permitted under any bullet point above), does not at the time such indebtedness is incurred exceed 7.5% of our consolidated net tangible assets (as shown in the most recent published quarterly or year-end consolidated balance sheet of our company and its subsidiaries).

     Unless otherwise specified in any prospectus supplement applicable to a particular series of debt securities, the following types of transactions will not be prohibited or otherwise limited by the foregoing covenant:

     o the sale, granting of liens with respect to, or other transfer of, crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or of such crude oil, natural gas or other petroleum hydrocarbons;

     o the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest;

     o the entering into of currency hedge obligations, interest rate hedging agreements or oil and gas hedging contracts, although liens securing any indebtedness for borrowed money that is the subject of any such obligation shall not be permitted hereby unless permitted under the provisions described above; and

     o the granting of liens required by any contract or statute in order to permit us or any restricted subsidiary to perform any contract or subcontract made by it with or at the request of the United States or any state thereof, or to secure partial, progress, advance or other payments to us or any restricted subsidiary by such governmental unit pursuant to the provisions of any contract or statute.

     LIMITATION ON SALE/LEASEBACK TRANSACTIONS. Unless otherwise stated in an accompanying prospectus supplement, we will not, and will not permit any restricted subsidiary to, enter into any sale/leaseback transaction with any person (other than us or a restricted subsidiary) unless:

     o we or such restricted subsidiary would be entitled to incur indebtedness, in a principal amount equal to the attributable indebtedness with respect to such sale/leaseback transaction, secured by a lien on the property subject to such sale/leaseback transaction pursuant to the covenant described in the last bullet point of the second paragraph under "--Limitation on Liens" above without equally and ratably securing such series of debt securities pursuant to such covenant;

     o after the date on which the series of debt securities is originally issued and within a period commencing six months prior to the consummation of such sale/leaseback transaction and ending six months after the consummation thereof, we or such restricted subsidiary will have expended for property used or to be used in the ordinary course of our business or that of our restricted subsidiaries (including amounts expended for the exploration, drilling or development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such sale/leaseback transaction and we elect to designate such amount pursuant to this bullet point with respect to such sale/leaseback transaction (with any such amount not being so designated and not permitted under the immediately preceding bullet point to be applied as set forth in the bullet point that immediately follows); or

     o we, during the 12-month period after the effective date of such sale/leaseback transaction, apply to the voluntary defeasance or retirement of debt securities of such series or any pari passu indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such sale/leaseback transaction and the fair value, as determined by the our board of directors, of such property at the time of entering into such sale/leaseback transaction (in either case adjusted to reflect the remaining term of the lease and any amount designated by us as set forth in the immediately preceding bullet point), less an amount equal to the principal amount of such series of securities and pari passu indebtedness voluntarily defeased or retired by us within such 12-month period and not designated with respect to any other sale/leaseback transaction entered into by us or any restricted subsidiary during such period.

     SUBSIDIARY GUARANTORS. Initially, no series of debt securities will be guaranteed by any of our subsidiaries. However, unless otherwise provided in an accompanying prospectus supplement, if any of our subsidiaries guarantees any of our funded indebtedness at any time in the future, then we will cause such series of debt securities to be equally and ratably guaranteed by such subsidiary.

     OTHER COVENANTS. A series of debt securities may provide for other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in a prospectus supplement applicable to such series.

CERTAIN DEFINITIONS

     "ATTRIBUTABLE INDEBTEDNESS," when used with respect to any sale/leaseback transaction, means the present value (discounted at a rate equivalent to our then current weighted average cost of funds for borrowed money, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale/leaseback transaction (including any period for which such lease can be extended).

     "CAPITALIZED LEASE OBLIGATION" means any obligation to pay rent or other amounts under a lease of property that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of such obligation shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

     "CONSOLIDATED NET TANGIBLE ASSETS" means, for us and our restricted subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, the aggregate amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) that would be included on a balance sheet after deducting therefrom
(a) all liability items except deferred income taxes, funded indebtedness and other long-term liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

     "CURRENCY HEDGE OBLIGATIONS" means obligations incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

     "FUNDED INDEBTEDNESS" means all indebtedness that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such indebtedness is originally incurred.

     "INDEBTEDNESS" means:

     o all indebtedness for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the borrower or only to a portion thereof);

     o all obligations evidenced by bonds, debentures, notes or other similar instruments;

     o all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred in the ordinary course of business;

     o all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business;

     o    all capitalized lease obligations;

     o all indebtedness of others secured by a lien on any asset of the relevant entity, whether or not such indebtedness is assumed by such entity;

     o all indebtedness of others guaranteed by the relevant entity to the extent of such guarantee; and

     o all obligations in respect of currency hedge obligations, interest rate hedging agreements and oil and gas hedging contracts.

     "INTEREST RATE HEDGING AGREEMENTS" means obligations under:

     o interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

     o other agreements or arrangements designed to protect the relevant entity or any of its subsidiaries against fluctuations in interest rates.

     "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including, any production payment, advance payment or similar arrangement with respect to minerals in place), whether or not filed, recorded or otherwise perfected under applicable law. For the purposes of the indentures, we or any restricted subsidiary will be deemed to own subject to a lien any asset that we or it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capitalized lease obligation (other than any capitalized lease obligation relating to property used or to be used in the ordinary course of our business or that of any restricted subsidiary) or other title retention agreement relating to such asset.

     "OIL AND GAS HEDGING CONTRACTS" means any oil and gas purchase or hedging agreement or other agreement or arrangement that is designed to provide protection against oil and gas price fluctuations.

     "PARI PASSU INDEBTEDNESS" means, with respect to any series of debt securities, any indebtedness of ours, whether outstanding on the date on which the series of debt securities were originally issued or thereafter incurred or assumed, unless, in the case of any particular indebtedness, the instrument governing the indebtedness expressly provides that such indebtedness shall be subordinated in right of payment to such series of debt securities.

     "RESTRICTED SUBSIDIARY" means any subsidiary the principal business of which is carried on in, or the majority of the operating assets of which are located in, the United States (including areas subject to its jurisdiction).

     "SALE/LEASEBACK TRANSACTION" means any arrangement with another person providing for the leasing by us or any restricted subsidiary, for a period of more than three years, of any property that has been or is to be sold or transferred by us or such restricted subsidiary to such other person in contemplation of such leasing.

EVENTS OF DEFAULT

     Unless otherwise specified in an accompanying prospectus supplement, each of the following will constitute an event of default under the indentures with respect to a series of debt securities:

     o default by us for 30 days in payment when due of any interest on any debt securities of such series;

     o default by us in any payment when due of principal of or premium, if any, on any debt securities of such series;

     o default by us in performance of any other covenant or agreement applicable to such series of debt securities that has not been remedied within 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the series of debt securities then outstanding;

     o the acceleration of the maturity of any of our indebtedness or that of any restricted subsidiary (other than such series of debt securities) (provided that such acceleration is not rescinded within a period of 10 days from the occurrence of such acceleration) having an outstanding principal amount of $10 million or more individually or in the aggregate, or a default in the payment of any principal of or interest on any of our indebtedness or that of any restricted subsidiary (other than such series of debt securities) having an outstanding principal amount of $10 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days without us or such restricted subsidiary curing such default;

     o failure by us or any restricted subsidiary to pay final, non-appealable judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o certain events involving bankruptcy, insolvency or reorganization of us or any restricted subsidiary; or

     o any other event of default described in an accompanying prospectus supplement.

     If an event of default (other than as a result of bankruptcy, insolvency or reorganization) for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) to be due and payable immediately. If an event of default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the acceleration.

     Other than its duties in case of an event of default, a trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request of any of the holders, unless the holders offer the trustee reasonable indemnity and certain other conditions are satisfied. Subject to indemnification of the trustee and the satisfaction of certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     The holders of debt securities of any series will not have any right to institute any proceeding with respect to the applicable indenture, unless:

     o the holder has given written notice to the trustee of an event of default;

     o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

     o the trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

     Such limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of and interest or premium on such debt security on or after the applicable due date specified in such debt security.

     Pursuant to each indenture, we are or will be required to furnish to the trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable indenture.

CONVERSION RIGHTS

     Unless otherwise specified in an accompanying prospectus supplement, debt securities will not be convertible into other securities. If a particular series of debt securities may be converted into other securities, such conversion will be according to the terms and conditions contained in an accompanying prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holders of such series of debt securities or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities is called for redemption.

PAYMENT AND TRANSFER

     Unless otherwise indicated in an accompanying prospectus supplement, the debt securities of each series initially will be issued only in book-entry form represented by one or more global notes initially registered in the name of Cede & Co., as nominee of The Depository Trust Company (often referred to as DTC), or such other name as may be requested by an authorized representative of DTC, and deposited with DTC. Unless otherwise indicated in an accompanying prospectus supplement, debt securities will be issued in denominations of $1,000 each or multiples thereof.

     Unless otherwise indicated in an accompanying prospectus supplement, beneficial interests in debt securities in global form will be shown on, and transfers of interests in debt securities in global form will be made only through, records maintained by DTC and its participants. Debt securities in definitive form, if any, may be registered, exchanged or transferred at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the trustee located at 5847 San Felipe, Suite 1050, Houston, Texas 77057).

     Unless otherwise indicated in an accompanying prospectus supplement, no global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

     o    the depositary is unwilling or unable to continue as depositary;

     o    an event of default has occurred and is continuing; or

     o    as otherwise provided in an accompanying prospectus supplement.

     Unless otherwise indicated in an accompanying prospectus supplement, payment of principal of and premium, if any, and interest on debt securities in global form registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global debt security. However, if any of the debt securities of such series are no longer represented by global debt securities, payment of interest on such debt securities in definitive form may, at our option, be made at the corporate trust office of the trustee or by check mailed directly to registered holders at their registered addresses or by wire transfer to an account designated by a registered holder.

     No service charge will apply to any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any applicable transfer tax or other similar governmental charge. We are not required to transfer or exchange any debt security selected for redemption for a period of 15 days prior to the selection of the debt securities to be redeemed.

BOOK-ENTRY SYSTEM

     DTC has advised us as follows:

     o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of
          Section 17A of the Securities Exchange Act.

     o DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     o Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     o DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

     o Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

     o The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of debt securities is in turn to be recorded on the direct and indirect participants' records. Beneficial owners of debt securities will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in debt securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities unless use of the book-entry system for such series of debt securities is discontinued.

     To facilitate subsequent transfers, all debt securities of a series deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by DTC. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of a series of debt securities; DTC's records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to debt securities in global form. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in the listing attached to the omnibus proxy).

     All payments on the debt securities in global form will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the trustee on payment dates in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of us or the trustee. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

     DTC may discontinue providing its service as securities depositary with respect to a series of debt securities at any time by giving reasonable notice to us or the trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, in the event that a successor securities depositary is not obtained, debt security certificates in fully registered form are required to be printed and delivered to beneficial owners of the debt securities previously held in global form representing such debt securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy.

     Neither we, the trustee nor any underwriters applicable to a series of debt securities will have any responsibility or obligation to direct participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct participant with respect to any ownership interest in debt securities, or payments to, or the providing of notice to direct participants or beneficial owners.

     So long as debt securities are in DTC's book-entry system, secondary market trading activity in the notes will settle in immediately available funds. All applicable payments on debt securities issued in global form will be made by us in immediately available funds.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

     o the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the applicable indenture;

     o immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

     o any other conditions (if any) specified in an accompanying prospectus supplement are met.

MODIFICATION AND WAIVER

     Under each indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

NOTICES

     Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register.

TITLE

     We, the trustee and any agent of ours or of the trustee may treat the person in whose name a debt security is registered as the absolute owner of the debt security, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     First Union National Bank:

     o serves as trustee under the indenture governing our 7.45% Senior Notes due 2007;

     o serves as trustee under our senior indenture pursuant to which we have issued $175 million in principal amount of our 7 5/8% Senior Notes due 2011 and may issue additional senior debt securities;

     o serves as trustee under our subordinated indenture pursuant to which we may issue subordinated debt securities;

     o    provides us with a $15 million money market line of credit; and

     o    is a lender under our $125 million credit facility.

     Neither the senior indenture nor the subordinated indenture places a limit on the principal amount of debt securities that may be issued thereunder.

                 DESCRIPTION OF COMMON STOCK AND PREFFERED STOCK

     Pursuant to our certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of December 10, 2001, we had 44,039,796 shares of common stock outstanding, and no shares of preferred stock outstanding.

COMMON STOCK

     Our common stockholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common stockholders. Our common stockholders do not have cumulative voting rights.

     Our common stockholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Our common stockholders do not have any preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     The following summary describes certain general terms of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in an accompanying prospectus supplement, including the following terms:

     o the series, the number of shares offered and the liquidation value of the preferred stock;

     o    the price at which the preferred stock will be issued;

     o the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     o    the liquidation preference of the preferred stock;

     o    the voting rights of the preferred stock;

     o whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

     o whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

     o any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     Our certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our stockholders. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

     o    voting powers;

     o    designations;

     o    preferences;

     o    dividend rights;

     o    dividend rates;

     o    terms of redemption;

     o    redemption process;

     o    conversion rights; and

     o any other terms permitted to be established by our certificate of incorporation and by applicable law.

     The preferred stock will, when issued, be fully paid and non-assessable.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     STOCKHOLDER ACTION BY WRITTEN CONSENT. Under the Delaware General Corporation Law, unless the certificate of incorporation of a corporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by the holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that stockholder action may be taken in writing by the consent of holders of not less than 66 2/3% of the outstanding shares entitled to vote at a meeting of stockholders. As a result, stockholders may not act upon any matter except at a duly called meeting or by the written consent of holders of 66 2/3% or more of the outstanding shares entitled to vote.

     SUPERMAJORITY VOTE REQUIRED FOR CERTAIN TRANSACTIONS. The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock is required to approve any merger or consolidation of our company or any sale or transfer of all or substantially all of our assets.

     BLANK CHECK PREFERRED STOCK. Our certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

     BUSINESS COMBINATIONS UNDER DELAWARE LAW. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder (i.e., a person who owns 15% or more of our outstanding voting stock) from engaging in certain business combinations with our company for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

     o before the person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

     o upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced; or

     o following the transaction in which the person became an interested stockholder, the business combination is approved by both our board of directors and the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

     These restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement of certain extraordinary transactions involving our company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or goes unopposed by a majority of our directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of directors then in office.

     STOCKHOLDER RIGHTS AGREEMENT. Our board of directors has adopted a stockholder rights agreement. Under the rights agreement, each right entitles the registered holder under the circumstances described below to purchase from our company one one-thousandth of a share of our Junior Participating Preferred Stock, par value $0.01 per share (the "preferred shares"), at a price of $85 per one one-thousandth of a preferred share, subject to adjustment. The following is a summary of certain terms of the rights agreement. The rights agreement is an exhibit to the registration statement of which this prospectus is a part, and this summary is qualified by reference to the specific terms of the rights agreement.

     Until the distribution date, the rights attach to all common stock certificates representing outstanding shares. No separate right certificate will be distributed. A right is issued for each share of common stock issued. The rights will separate from the common stock and a distribution date will occur upon the earlier of:

     o 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding voting stock; or

     o 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the completion of which would result in the beneficial ownership by a person or group of 20% or more of our outstanding voting stock.

     Until the distribution date or the earlier of redemption or expiration of the rights, the rights will be evidenced by the certificates representing the common stock. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

     The rights are not exercisable until the distribution date. The rights will expire on February 22, 2009, unless the expiration date is extended or the rights are earlier redeemed or exchanged.

     If a person or group acquires 20% or more of our voting stock, each right then outstanding, other than rights beneficially owned by the acquiring persons, which would become null and void, becomes a right to buy that number of shares of common stock, or under certain circumstances, the equivalent number of one one-thousandths of a preferred share, that at the time of such acquisition has a market value of two times the purchase price of the right.

     If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction has a market value of two times the purchase price of the right.

     The dividend and liquidation rights, and the non-redemption feature, of the preferred shares are designed so that the value of one one-thousandth of a preferred share purchasable upon exercise of each right will approximate the value of one share of common stock. The preferred shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole preferred share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of
(a) $1.00 in cash or (b) 1,000 times the aggregate per share dividend declared on the common stock. In the event of liquidation, the holders of preferred shares will be entitled to receive a preferential liquidation payment per whole share equal to the greater of (a) $1,000 per share or (b) 1,000 times the aggregate amount to be distributed per share of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole preferred share will be entitled to 1,000 times the amount received per share of common stock. Each whole preferred share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders, and preferred shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     The purchase price and the number of one one-thousandths of a preferred share or other securities or property issuable upon exercise of the rights may be adjusted from time to time to prevent dilution.

     At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding voting stock and before a person or group acquires beneficial ownership of 50% or more of our outstanding voting stock, our board of directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding exercisable rights, other than rights owned by such person or group, which would become null and void, at an exchange ratio of one share of common stock, or one one-thousandth of a preferred share, for each two shares of common stock for which each right is then exercisable, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of our outstanding voting stock, our board of directors may redeem all, but not less than all, of the then outstanding rights at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our certificate of incorporation limits the liability of our officers and directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability

     o for any breach of the officer's or director's duty of loyalty to our company or our stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law; or

     o for any transaction from which the officer or director derived an improper personal benefit.

     The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted our company and our stockholders. Both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue, nor to recover monetary damages, under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common stock is Mellon Investor Services.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. An accompanying prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary that is a bank or trust company that meets certain requirements and is selected by us. Each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized selected provisions of the deposit agreement and the depositary receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. If, however, the depositary determines that it is not feasible to make the distribution of property, the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the depositary as to how to vote the preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the depositary and us. Any amendment that materially and adversely alters the rights of the holders of depositary shares will not, however, be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. The obligations of the depositary and us under the deposit agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

                       DESCRIPTION OF SECURITIES WARRANTS

     We may issue securities warrants for the purchase of debt securities, preferred stock, depositary shares, common stock or other securities. Securities warrants may be issued independently or together with debt securities, preferred stock, depositary shares or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in a prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

     We have summarized selected provisions of the securities warrant agreements. A prospectus supplement relating to a particular issue of securities warrants will contain the terms of and information relating to that issue of securities warrants, including, where applicable:

     o the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

     o the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     o the number of shares and series of preferred stock or depositary shares purchasable upon the exercise of securities warrants to purchase preferred stock or depositary shares and the price at which such number of shares of such series of preferred stock or depositary shares may be purchased upon such exercise;

     o the designation and number of units of other securities purchasable upon the exercise of securities warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

     o the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

     o United States federal income tax consequences applicable to such securities warrants;

     o the amount of securities warrants outstanding as of the most recent practicable date; and

     o    any other terms of such securities warrants.

Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with a prospectus supplement relating to the particular issue of securities warranties.

     Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock, preferred stock, depositary shares or other securities at such exercise price as shall in each case be set forth in, or calculable from, a prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in a prospectus supplement relating to such securities warrants.

     Prior to the exercise of any securities warrants to purchase debt securities, common stock, preferred stock, depositary shares or other securities, holders of such securities warrants will not have any of the rights of holders of debt securities, common stock, preferred stock, depositary shares or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in any applicable indenture, or to receive payments of dividends, if any, on the common stock, preferred stock or depositary shares purchasable upon such exercise, or to exercise any applicable right to vote.



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        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as "stock purchase contracts." The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the securities under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

     An accompanying prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities:

     o    through underwriters or dealers;

     o    through agents; or

     o directly to one or more purchasers, including existing stockholders in a rights offering.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in an accompanying prospectus supplement, the underwriters must purchase all the securities offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re- allowed or paid to dealers may be changed from time to time.

BY AGENTS

     Offered securities may also be sold through agents designated by us. Unless indicated in an accompanying prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.



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DIRECT SALES; RIGHTS OFFERINGS

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights that may be issued to our securityholders.

DELAYED DELIVERY ARRANGEMENTS

     We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in an accompanying prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in an accompanying prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                  LEGAL MATTERS

     The validity of securities will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the SEC on October 4, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Lariat Petroleum, Inc. as of December 31, 1999 and 2000, and for the years then ended, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing in giving such reports.



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                                  $225,000,000

                      [NEWFIELD EXPLORATION COMPANY LOGO]

                          NEWFIELD EXPLORATION COMPANY

                       % Senior Subordinated Notes due 2012

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                                August   , 2002

                            ------------------------

                          Joint Book-Running Managers

                          UBS WARBURG        JPMORGAN

                            ------------------------

                              WACHOVIA SECURITIES
                           BNY CAPITAL MARKETS, INC.
                           CREDIT LYONNAIS SECURITIES
                             FLEET SECURITIES, INC.

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